UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA	QUARTER: 01	YEAR: 2012
GRUPO TELEVISA, S.A.B.

STATEMENT OF FINANCIAL POSITION
AS OF MARCH 31, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR	END OF PREVIOUS YEAR	START PREVIOUS YEAR
		AMOUNT	AMOUNT	AMOUNT
10000000	TOTAL ASSETS	151,347,206	153,969,291	136,423,032
11000000	CURRENT ASSETS	49,487,717	50,659,758	59,775,967
11010000	CASH AND AVAILABLE INVESTMENTS	18,329,560	16,275,924	20,942,531
11020000	SHORT-TERM INVESTMENTS	4,983,356	5,422,563	10,446,840
11020010	FINANCIAL INSTRUMENTS AVAILABLE FOR SALE	0	0	0
11020020	FINANCIAL INSTRUMENTS FOR NEGOTIATION	0	0	0
11020030	FINANCIAL INSTRUMENTS HELD TO MATURITY	4,983,356	5,422,563	10,446,840
11030000	CUSTOMER (NET)	16,048,691	19,243,712	17,701,125
11030010	CUSTOMER	17,940,705	21,025,382	19,279,862
11030020	ALLOWANCE FOR DOUBTFUL ACCOUNTS	-1,892,014	-1,781,670	-1,578,737
11040000	OTHER ACCOUNTS RECEIVABLE (NET)	2,872,440	2,908,866	4,308,780
11040010	OTHER ACCOUNTS RECEIVABLE	3,396,096	3,430,938	4,756,480
11040020	ALLOWANCE FOR DOUBTFUL ACCOUNTS	-523,656	-522,072	-447,700
11050000	INVENTORIES	1,085,539	1,383,822	1,254,536
11051000	BIOLOGICAL ASSETS CURRENT	0	0	0
11060000	OTHER CURRENT ASSETS	6,168,131	5,424,871	5,122,155
11060010	ADVANCE PAYMENTS	1,141,933	810,942	619,328
11060020	DERIVATIVE FINANCIAL INSTRUMENTS	12,167	99,737	0
11060030	ASSETS AVAILABLE FOR SALE	0	0	0
11060040	DISCONTINUED OPERATIONS	0	0	0
11060050	RIGHTS AND LICENSING	0	0	0
11060060	OTHER	5,014,031	4,514,192	4,502,827
12000000	NON-CURRENT ASSETS	101,859,489	103,309,533	76,647,065
12010000	ACCOUNTS RECEIVABLE (NET)	255,428	253,795	67,763
12020000	INVESTMENTS	41,592,037	44,020,505	21,757,818
12020010	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES	3,189,016	3,457,224	3,257,642
12020020	HELD-TO-MATURITY DEBT SECURITIES	518,001	543,581	935,494
12020030	OTHER AVAILABLE- FOR- SALE INVESTMENTS	2,763,842	2,812,200	2,922,625
12020040	OTHER	35,121,178	37,207,500	14,642,057
12030000	PROPERTY, PLANT AND EQUIPMENT (NET)	40,969,393	40,874,886	37,632,378
12030010	BUILDINGS	15,622,041	15,640,610	15,367,086
12030020	MACHINERY AND INDUSTRIAL EQUIPMENT	57,292,625	55,880,030	48,724,302
12030030	OTHER EQUIPMENT	7,569,822	7,473,001	7,012,452
12030040	ACCUMULATED DEPRECIATION	-43,277,740	-41,735,471	-36,331,744
12030050	CONSTRUCTION IN PROGRESS	3,762,645	3,616,716	2,860,282
12040000	INVESTMENT PROPERTIES	0	0	0
12050000	NON-CURRENT BIOLOGICAL ASSETS	0	0	0
12060000	INTANGIBLE ASSETS (NET)	10,508,118	10,673,931	11,170,036
12060010	GOODWILL	2,571,942	2,571,942	2,677,551
12060020	TRADEMARKS	1,759,455	1,749,765	1,749,493
12060030	RIGHTS AND LICENSING	720,021	752,899	784,266
12060031	CONCESSIONS	3,650,423	3,650,964	3,507,170
12060040	OTHER	1,806,277	1,948,361	2,451,556
12070000	DEFERRED TAX ASSETS	829,056	451,885	0
12080000	OTHER NON-CURRENT ASSETS	7,705,457	7,034,531	6,019,070
12080001	ADVANCE PAYMENTS	0	0	0
12080010	DERIVATIVE FINANCIAL INSTRUMENTS	19,752	45,272	189,400
12080020	EMPLOYEE BENEFITS	113,587	105,090	170,585
12080021	ASSETS AVAILABLE FOR SALE	0	0	0
12080030	DISCONTINUED OPERATIONS	0	0	0
12080040	DEFERRED ASSETS (NET)	0	0	0
12080050	OTHER	7,572,118	6,884,169	5,659,085
20000000	TOTAL LIABILITIES	90,848,393	94,879,916	83,129,486
21000000	CURRENT LIABILITIES	34,135,689	36,001,984	33,308,410
21010000	BANK LOANS	1,019,968	1,019,872	429,424
21020000	STOCK MARKET LOANS	0	0	889,066
21030000	OTHER LIABILITIES WITH COST	477,313	531,891	430,137
21040000	SUPPLIERS	7,658,846	7,687,518	7,472,253
21050000	TAXES PAYABLE	1,215,389	1,388,242	1,443,887
21050010	INCOME TAXES PAYABLE	570,571	822,947	973,498
21050020	OTHER TAXES PAYABLE	644,818	565,295	470,389
21060000	OTHER CURRENT LIABILITIES	23,764,173	25,374,461	22,643,643
21060010	INTEREST PAYABLE	789,875	792,645	750,743
21060020	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	74,329
21060030	DEFERRED INCOME	19,328,106	20,926,324	18,587,871
21060050	EMPLOYEE BENEFITS	355,692	252,492	199,638
21060060	PROVISIONS	0	0	0
21060061	LIABILITIES RELATED TO CURRENT AVAILABLE FOR SALE ASSETS	0	0	0
21060070	DISCONTINUED OPERATIONS	0	0	0
21060080	OTHER	3,290,500	3,403,000	3,031,062
22000000	NON-CURRENT LIABILITIES	56,712,704	58,877,932	49,821,076
22010000	BANK LOANS	13,383,687	13,182,895	7,280,460
22020000	STOCK MARKET LOANS	39,287,852	41,612,019	38,299,213
22030000	OTHER LIABILITIES WITH COST	190,564	201,844	349,674
22040000	DEFERRED TAX LIABILITIES	0	0	195,927
22050000	OTHER CURRENT-NON LIABILITIES	3,850,601	3,881,174	3,695,802
22050010	DERIVATIVE FINANCIAL INSTRUMENTS	335,551	310,604	103,528
22050020	DEFERRED INCOME	657,100	460,000	495,508
22050040	EMPLOYEE BENEFITS	0	0	0
22050050	PROVISIONS	0	0	0
22050051	LIABILITIES RELATED TO NON-CURRENT AVAILABLE FOR SALE ASSETS	0	0	0
22050060	DISCONTINUED OPERATIONS	0	0	0
22050070	OTHER	2,857,950	3,110,570	3,096,766
30000000	STOCKHOLDERS' EQUITY	60,498,813	59,089,375	53,293,546
30010000	CONTROLLING INTEREST	52,821,299	51,775,184	44,664,815
30030000	SOCIAL CAPITAL	5,040,808	5,040,808	4,883,782
30040000	SHARES REPURCHASED	-15,941,191	-15,971,710	-6,156,625
30050000	PREMIUM ON ISSUANCE OF SHARES	15,889,819	15,889,819	3,844,524
30060000	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0
30070000	OTHER CAPITAL CONTRIBUTED	0	0	0
30080000	RETAINED EARNINGS (ACCUMULATED LOSSES)	42,888,464	41,254,193	37,293,653
30080010	LEGAL RESERVE	2,139,007	2,139,007	2,135,423
30080020	OTHER RESERVES	0	0	0
30080030	RETAINED EARNINGS	43,300,194	36,634,258	37,977,376
30080040	NET INCOME FOR THE YEAR	1,505,922	6,665,936	0
30080050	OTHER	-4,056,659	-4,185,008	-2,819,146
30090000	OTHER ACCUMULATED COMPREHENSIVE RESULT (NET OF TAX)	4,943,399	5,562,074	4,799,481
30090010	EARNINGS PER PROPERTY REASSESSMENT	0	0	0
30090020	EARNINGS (LOSS) FOR LABOR OBLIGATIONS ACTUARIAL	165,894	165,894	178,191
30090030	RESULT FOR FOREIGN CURRENCY CONVERSION	-15,554	162,371	0
30090040	CHANGES IN THE VALUATION OF AVAILABLE FOR SALE FINANCIAL ASSETS	329,946	213,170	502,745
30090050	CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	-131,477	-57,533	-103,519
30090060	CHANGES IN FAIR VALUE OF OTHER ASSETS	347,853	893,422	0
30090070	PARTICIPATION IN OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	4,246,737	4,184,750	4,222,064
30090080	OTHER COMPREHENSIVE RESULT	0	0	0
30020000	NON-CONTROLLING INTEREST	7,677,514	7,314,191	8,628,731

DATA INFORMATION
AS OF MARCH 31, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
REF	CONCEPTS	CURRENT YEAR	END OF PREVIOUS YEAR	START PREVIOUS YEAR
		AMOUNT	AMOUNT	AMOUNT
91000010	FOREIGN CURRENCY LIABILITIES SHORT-TERM	4,848,160	5,229,595	7,027,829
91000020	FOREIGN CURRENCY LIABILITIES LONG-TERM	27,398,792	28,044,835	27,790,401
91000030	CAPITAL STOCK NOMINAL	2,525,818	2,525,818	2,368,792
91000040	RESTATEMENT OF CAPITAL STOCK	2,514,990	2,514,990	2,514,990
91000050	PENSIONS AND SENIORITY PREMIUMS	1,647,649	1,796,793	1,807,340
91000060	EXECUTIVES (*)	42	39	41
91000070	EMPLOYEES (*)	26,555	26,275	24,698
91000080	WORKERS (*)	0	0	0
91000090	OUTSTANDING SHARES (*)	331,430,161,179	330,862,122,669	325,023,045,906
91000100	REPURCHASED SHARES (*)	35,563,264,152	36,131,302,662	21,518,779,425
91000110	RESTRICTED CASH (1)	0	0	0
91000120	DEBT OF NON-CONSOLIDATED COMPANIES GUARANTEED	0	0	0

(1) This concept must be completed when they have provided guarantees affecting cash and cash equivalents
(*) DATA IN UNITS

STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR
		CUMULATIVE	QUARTER	CUMULATIVE	QUARTER
40010000	NET INCOME	15,156,647	15,156,647	13,199,613	13,199,613
40010010	SERVICES	11,758,059	11,758,059	10,285,698	10,285,698
40010020	SALE OF GOODS	488,308	488,308	438,672	438,672
40010030	INTERESTS	0	0	0	0
40010040	ROYALTIES	1,123,171	1,123,171	900,134	900,134
40010050	DIVIDENDS	0	0	0	0
40010060	LEASE	1,787,109	1,787,109	1,575,109	1,575,109
40010061	CONSTRUCTION	0	0	0	0
40010070	OTHER	0	0	0	0
40020000	COST OF SALES	8,668,494	8,668,494	7,710,446	7,710,446
40021000	GROSS PROFIT (LOSS)	6,488,153	6,488,153	5,489,167	5,489,167
40030000	GENERAL EXPENSES	3,166,423	3,166,423	2,907,144	2,907,144
40040000	INCOME (LOSS) BEFORE OTHER INCOME AND EXPENSES, NET	3,321,730	3,321,730	2,582,023	2,582,023
40050000	OTHER INCOME AND (EXPENSE), NET	-37,736	-37,736	-30,295	-30,295
40060000	OPERATING INCOME (LOSS) (*)	3,283,994	3,283,994	2,551,728	2,551,728
40070000	FINANCE INCOME	341,983	341,983	39,118	39,118
40070010	INTEREST INCOME	0	0	0	0
40070020	FOREIGN EXCHANGE GAIN, NET	341,983	341,983	39,118	39,118
40070030	DERIVATIVES GAIN, NET	0	0	0	0
40070040	EARNINGS PER CHANGES IN FAIR VALUE OF FINANCIAL INSTRUMENTS	0	0	0	0
40070050	OTHER	0	0	0	0
40080000	FINANCE EXPENSE	918,201	918,201	983,699	983,699
40080010	INTEREST EXPENSE	800,643	800,643	604,390	604,390
40080020	FOREIGN EXCHANGE LOSS, NET	0	0	0	0
40080030	DERIVATIVES LOSS, NET	117,558	117,558	379,309	379,309
40080050	LOSS FAIR VALUE CHANGE IN FINANCIAL INSTRUMENTS	0	0	0	0
40080060	OTHER	0	0	0	0
40090000	FINANCE INCOME (EXPENSE) NET	-576,218	-576,218	-944,581	-944,581
40100000	PARTICIPATION IN THE RESULTS OF ASSOCIATES AND JOINT VENTURES	9,135	9,135	-97,955	-97,955
40110000	INCOME (LOSS) BEFORE INCOME TAXES	2,716,911	2,716,911	1,509,192	1,509,192
40120000	INCOME TAXES	762,163	762,163	377,975	377,975
40120010	INCOME TAX, CURRENT	804,877	804,877	445,660	445,660
40120020	INCOME TAX, DEFERRED	-42,714	-42,714	-67,685	-67,685
40130000	INCOME (LOSS) FROM CONTINUING OPERATIONS	1,954,748	1,954,748	1,131,217	1,131,217
40140000	INCOME (LOSS) FROM DISCONTINUED OPERATIONS, NET	0	0	0	0
40150000	NET INCOME (LOSS)	1,954,748	1,954,748	1,131,217	1,131,217
40160000	NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTEREST	448,826	448,826	350,797	350,797
40170000	NET INCOME ATTRIBUTABLE TO CONTROLLING INTEREST	1,505,922	1,505,922	780,420	780,420

40180000	INCOME (LOSS) PER BASIC SHARE	0.53	0.53	0.28	0.28
40190000	INCOME (LOSS) PER DILUTED SHARE	0.49	0.49	0.27	0.27

(*) COMPANY DEFINE EACH

STATEMENTS OF COMPREHENSIVE INCOME
OTHER COMPREHENSIVE INCOME (NET OF INCOME TAXES)
FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR
		CUMULATIVE	QUARTER	CUMULATIVE	QUARTER
40200000	NET INCOME (LOSS)	1,954,748	1,954,748	1,131,217	1,131,217
	ITEMS NOT BE RECLASSIFIED INTO RESULTS
40210000	EARNINGS PER PROPERTY REASSESSMENT	0	0	0	0
40220000	ACTUARIAL EARNINGS (LOSS) FOR LABOR OBLIGATIONS	0	0	0	0
40220100	PARTICIPATION IN RESULTS FOR REVALUATION OF PROPERTIES OF ASSOCIATES AND JOINT VENTURES	0	0	0	0
	ITEMS THAT MAY BE SUBSEQUENTLY RECLASSIFIED INTO RESULTS
40230000	RESULT FOR FOREIGN CURRENCY CONVERSION	-177,925	-177,925	-64,012	-64,012
40240000	CHANGES IN THE VALUATION OF AVAILABLE FOR SALE FINANCIAL ASSETS	116,776	116,776	-337,338	-337,338
40250000	CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	-73,944	-73,944	55,240	55,240
40260000	CHANGES IN FAIR VALUE OF OTHER ASSETS	-545,569	-545,569	68,472	68,472
40270000	PARTICIPATION IN OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	61,987	61,987	-19,558	-19,558
40280000	OTHER COMPREHENSIVE INCOME	0	0	0	0
40290000	TOTAL OTHER COMPREHENSIVE INCOME	-618,675	-618,675	-297,196	-297,196

40300000	NET INCOME (LOSS) INTEGRAL	1,336,073	1,336,073	834,021	834,021
40320000	INCOME (LOSS) INTEGRAL ATTRIBUTABLE TO NON-CONTROLLING INTEREST	447,920	447,920	406,783	406,783
40310000	INCOME (LOSS) INTEGRAL ATTRIBUTABLE TO CONTROLLING INTEREST	888,153	888,153	427,238	427,238

STATEMENTS OF COMPREHENSIVE INCOME
DATA INFORMATION
FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR
		CUMULATIVE	QUARTER	CUMULATIVE	QUARTER
92000010	OPERATING DEPRECIATION AND AMORTIZATION	2,030,246	2,030,246	1,758,389	1,758,389
92000020	EMPLOYEES' PROFIT SHARING, CURRENT	62,521	62,521	61,423	61,423

STATEMENTS OF COMPREHENSIVE INCOME
DATA INFORMATION (TWELVE MONTHS)
FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
REF	ACCOUNT / SUBACCOUNT	YEAR
		CURRENT	PREVIOUS
92000030	NET INCOME (**)	64,538,575	0
92000040	OPERATING INCOME (LOSS) (**)	17,005,942	0
92000050	CONTROLLING INTEREST NET INCOME (LOSS) (**)	7,391,438	0
92000060	NET INCOME (LOSS) (**)	8,780,846	0
92000070	OPERATING DEPRECIATION AND AMORTIZATION (**)	7,633,409	0

(**) INFORMATION FOR THE LAST TWELVE MONTHS

STATEMENTS OF CASH FLOWS (INDIRECT METHOD)
FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT
OPERATING ACTIVITIES
50010000	INCOME (LOSS) BEFORE INCOME TAXES	2,716,911	1,509,192
50020000	+ (-) ITEMS NOT REQUIRING CASH	215,189	199,705
50020010	+ ESTIMATES FOR THE PERIOD	169,808	175,363
50020020	+ PROVISIONS FOR THE PERIOD	0	0
50020030	+ (-) OTHER UNREALIZED ITEMS	45,381	24,342
50030000	+ (-) ITEMS RELATED TO INVESTING ACTIVITIES	3,716,538	2,775,522
50030010	+ DEPRECIATION AND AMORTIZATION FOR THE PERIOD	2,030,246	1,758,389
50030020	(-) + GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
50030030	+ (-) LOSS (REVERSION) IMPAIRMENT	0	12,475
50030040	(-) + EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	(9,135)	97,955
50030050	(-) DIVIDENDS RECEIVED	0	0
50030060	(-) INTEREST INCOME	(73,014)	(6,610)
50030070	(-) FOREIGN EXCHANGE FLUCTUATION	1,777,174	893,787
50030080	(-) + OTHER ITEMS	(8,733)	19,526
50040000	+ (-) ITEMS RELATED TO FINANCING ACTIVITIES	(949,138)	406,114
50040010	(+) ACCRUED INTEREST	1,068,432	886,300
50040020	(+) FOREIGN EXCHANGE FLUCTUATION	(2,293,997)	(783,662)
50040030	(+) FINANCIAL OPERATIONS OF DERIVATIVES	117,559	136,794
50040040	+ (-) OTHER ITEMS	158,868	166,682
50050000	CASH FLOW BEFORE INCOME TAX	5,699,500	4,890,533
50060000	CASH FLOWS PROVIDED OR USED IN OPERATION	(854,505)	(622,904)
50060010	+ (-) DECREASE (INCREASE) IN CUSTOMERS	2,997,698	1,665,600
50060020	+ (-) DECREASE (INCREASE) IN INVENTORIES	(570,814)	274,243
50060030	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLES AND OTHER ASSETS	59,210	(258,838)
50060040	+ (-) INCREASE (DECREASE) IN SUPPLIERS	(52,473)	51,033
50060050	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(1,643,459)	(1,896,706)
50060060	+ (-) INCOME TAXES PAID OR RETURNED	(1,644,667)	(458,236)
50070000	NET CASH FLOWS FROM OPERATING ACTIVITIES	4,844,995	4,267,629
INVESTING ACTIVITIES
50080000	NET CASH FLOWS FROM INVESTING ACTIVITIES	(1,689,385)	(1,436,351)
50080010	(-) PERMANENT INVESTMENTS IN SHARES	(47,435)	0
50080020	+ DISPOSITION OF PERMANENT INVESTMENT IN SHARES	0	0
50080030	(-) INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	(1,965,455)	(1,692,466)
50080040	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	50,319	64,593
50080050	(-) TEMPORARY INVESTMENTS	(143,514)	(103,352)
50080060	+ DISPOSITION OF TEMPORARY INVESTMENTS	389,734	253,426
50080070	(-) INVESTMENT IN INTANGIBLE ASSETS	0	0
50080080	+ DISPOSITION OF INTANGIBLE ASSETS	6,579	25,940
50080090	(-) BUSINESS ACQUISITIONS	0	0
50080100	+ BUSINESS DISPOSITIONS	0	0
50080110	+ DIVIDEND RECEIVED	0	0
50080120	+ INTEREST RECEIVED	0	0
50080130	+ (-) DECREASE (INCREASE) IN ADVANCES AND LOANS TO THIRD PARTIES	0	0
50080140	+ (-) OTHER ITEMS	20,387	15,508
FINANCING ACTIVITIES
50090000	NET CASH FLOWS FROM FINANCING ACTIVITIES	(1,077,810)	2,815,466
50090010	+ BANK FINANCING	200,000	9,240,000
50090020	+ STOCK MARKET FINANCING	0	0
50090030	+ OTHER FINANCING	0	0
50090040	(-) BANK FINANCING AMORTIZATION	0	(3,110,135)
50090050	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
50090060	(-) OTHER FINANCING AMORTIZATION	(109,936)	(68,165)
50090070	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
50090080	(-) DIVIDENDS PAID	0	0
50090090	+ PREMIUM ON ISSUANCE OF SHARES	0	0
50090100	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
50090110	(-) INTEREST EXPENSE	(1,071,202)	(862,260)
50090120	(-) REPURCHASE OF SHARES	0	(12,623)
50090130	+ (-) OTHER ITEMS	(96,672)	(2,371,351)
50100000	NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	2,077,800	5,646,744
50110000	CHANGES IN THE VALUE OF CASH AND CASH EQUIVALENTS	(50,900)	(71,179)
50120000	CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	16,302,660	20,942,531
50130000	CASH AND CASH EQUIVALENTS AT END OF PERIOD	18,329,560	26,518,096

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
CONCEPTS	CAPITAL STOCK	SHARES REPURCHASED	ADDITIONAL PAID-IN CAPITAL	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	OTHER CAPITAL CONTRIBUTED	RETAINED EARNINGS OR ACCUMULATED LOSSES		ACCUMULATED OTHER COMPREHENSIVE INCOME (NET OF INCOME TAX)	CONTROLLING INTEREST	NON-CONTROLLING INTEREST	TOTAL STOCKHOLDERS’ EQUITY
						RESERVES	RETAINED EARNINGS (ACCUMULATED LOSSES)
BALANCE AT JANUARY 1, 2011	4,883,782	-6,156,625	3,844,524	0	0	2,135,423	35,158,230	4,799,481	44,664,815	8,628,731	53,293,546

RETROSPECTIVE ADJUSTMENT	0	0	0	0	0	0	0	0	0	0	0

APPLICATION OF OTHER COMPREHENSIVE INCOME TO RETAINED EARNINGS	0	0	0	0	0	0	0	0	0	0	0

ESTABLISHMENT OF RESERVES	0	0	0	0	0	3,584	0	0	3,584	0	3,584

DIVIDENDS DECLARED	0	0	0	0	0	0	-1,023,012	0	-1,023,012	0	-1,023,012

(DECREASE) INCREASE OF CAPITAL	157,026	0	0	0	0	0	0	0	157,026	0	157,026

REPURCHASE OF SHARES	0	-11,442,740	0	0	0	0	0	0	-11,442,740	0	-11,442,740

(DECREASE) INCREASE IN ADDITIONAL PAID-IN CAPITAL	0	0	12,045,295	0	0	0	0	0	12,045,295	0	12,045,295

(DECREASE) INCREASE IN NON-CONTROLLING INTEREST	0	0	0	0	0	0	0	0	0	-1,314,540	-1,314,540

OTHER	0	1,627,655	0	0	0	0	-1,685,968	0	-58,313	0	-58,313

COMPREHENSIVE INCOME	0	0	0	0	0	0	6,665,936	762,593	7,428,529	0	7,428,529

BALANCE AT MARCH 31, 2011	5,040,808	-15,971,710	15,889,819	0	0	2,139,007	39,115,186	5,562,074	51,775,184	7,314,191	59,089,375
BALANCE AT JANUARY 1, 2012	5,040,808	-15,971,710	15,889,819	0	0	2,139,007	39,115,186	5,562,074	51,775,184	7,314,191	59,089,375

RETROSPECTIVE ADJUSTMENT	0	0	0	0	0	0	0	0	0	0	0

APPLICATION OF OTHER COMPREHENSIVE INCOME TO RETAINED EARNINGS	0	0	0	0	0	0	0	0	0	0	0

ESTABLISHMENT OF RESERVES	0	0	0	0	0	0	0	0	0	0	0

DIVIDENDS DECLARED	0	0	0	0	0	0	0	0	0	0	0

(DECREASE) INCREASE OF CAPITAL	0	0	0	0	0	0	0	0	0	0	0

REPURCHASE OF SHARES	0	-155,855	0	0	0	0	0	0	-155,855	0	-155,855

(DECREASE) INCREASE IN ADDITIONAL PAID-IN CAPITAL	0	0	0	0	0	0	0	0	0	0	0

(DECREASE) INCREASE IN NON-CONTROLLING INTEREST	0	0	0	0	0	0	0	0	0	363,323	363,323

OTHER	0	186,374	0	0	0	0	128,349	0	314,723	0	314,723

COMPREHENSIVE INCOME	0	0	0	0	0	0	1,505,922	-618,675	887,247	0	887,247

BALANCE AT MARCH 31, 2012	5,040,808	-15,941,191	15,889,819	0	0	2,139,007	40,749,457	4,943,399	52,821,299	7,677,514	60,498,813

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CONSOLIDATED
Final Printing

MEXICO CITY, D.F., APRIL 26, 2012—GRUPO TELEVISA, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “TELEVISA” OR “THE COMPANY”), TODAY ANNOUNCED RESULTS FOR FIRST QUARTER 2012. THE RESULTS HAVE BEEN PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”). THEREFORE THE RESULTS FOR FIRST QUARTER 2011 PREVIOUSLY REPORTED IN ACCORDANCE WITH MEXICAN FINANCIAL REPORTING STANDARDS (“MEXICAN FRS”) HAVE BEEN RESTATED IN ACCORDANCE WITH IFRS FOR COMPARATIVE PURPOSES.

THE FOLLOWING INFORMATION SETS FORTH CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE QUARTERS ENDED MARCH 31, 2012 AND 2011, IN MILLIONS OF MEXICAN PESOS, AS WELL AS THE PERCENTAGE THAT EACH LINE REPRESENTS OF NET SALES AND THE PERCENTAGE CHANGE WHEN COMPARING 2012 WITH 2011:

NET SALES

NET SALES INCREASED 14.8% TO PS.15,156.6 MILLION IN FIRST QUARTER 2012 COMPARED WITH PS.13,199.6 MILLION IN FIRST QUARTER 2011. THIS INCREASE WAS ATTRIBUTABLE TO DOUBLE-DIGIT GROWTH ACROSS ALL OF OUR BUSINESS SEGMENTS. OPERATING SEGMENT INCOME INCREASED 21.9%, REACHING PS.5,639.1 MILLION COMPARED WITH PS.4,627.9 MILLION IN THE FIRST QUARTER 2011, WITH A MARGIN OF 36.5%.

CONTROLLING INTEREST NET INCOME

CONTROLLING INTEREST NET INCOME INCREASED TO PS.1,505.9 MILLION IN FIRST QUARTER 2012 COMPARED TO PS.780.4 MILLION IN FIRST QUARTER 2011. THE NET INCREASE OF PS.725.5 MILLION REFLECTED PRIMARILY I) A PS.1,011.2 MILLION INCREASE IN OPERATING SEGMENT INCOME; II) A PS.368.4 MILLION DECREASE IN FINANCE EXPENSE, NET; AND III) A PS.107 MILLION VARIATION IN EQUITY IN RESULTS OF ASSOCIATES, NET. THESE FAVORABLE VARIANCES WERE PARTIALLY OFFSET BY I) A PS.384.2 MILLION INCREASE IN INCOME TAXES; II) A PS.271.9 MILLION INCREASE IN DEPRECIATION AND AMORTIZATION; AND III) A PS.98 MILLION INCREASE IN NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTEREST.

FIRST QUARTER RESULTS BY BUSINESS SEGMENT

THE FOLLOWING INFORMATION PRESENTS FIRST-QUARTER CONSOLIDATED RESULTS ENDED MARCH 31, 2012 AND 2011, FOR EACH OF OUR BUSINESS SEGMENTS. THE CONSOLIDATED RESULTS FOR THE FIRST-QUARTER 2012 AND 2011 ARE PRESENTED IN MILLIONS OF MEXICAN PESOS.

CONTENT

FIRST-QUARTER SALES INCREASED 13.6% TO PS.6,470.1 MILLION COMPARED WITH PS.5,696.5 MILLION IN FIRST QUARTER 2011.

ADVERTISING REVENUE GREW BY 9.7% TO PS.4,533.1 MILLION IN FIRST QUARTER 2012 COMPARED TO PS.4,131.4 MILLION IN FIRST QUARTER 2011. THESE RESULTS REFLECT REMARKABLY STRONG RATINGS AND SOLID AUDIENCE SHARE IN OUR FLAGSHIP CHANNEL 2. TWENTY-EIGHT OF THE TOP-THIRTY RATED PROGRAMS IN MEXICO DURING THE QUARTER WERE TRANSMITTED BY TELEVISA. IN ADDITION TO OUR POPULAR NOVELAS, ON CHANNEL 2, WE PRODUCED AND BROADCAST AMÉRICA CELEBRA A CHESPIRITO, WHICH WAS THE HIGHEST-RATED SHOW IN MEXICO DURING THE QUARTER, OBTAINING AN AUDIENCE SHARE OF 53.6%.  ALSO TRANSMITTED ON CHANNEL 2, OUR SUNDAY AFTERNOON SHOW PARODIANDO WAS THE SECOND-HIGHEST RATED SHOW DURING THE QUARTER, OBTAINING AN AVERAGE AUDIENCE SHARE OF 47.8%. ADVERTISING REVENUE ON OUR PAY-TV NETWORKS CONTINUED TO GROW, EXPLAINED BY THE ONGOING EXPANSION OF PAY-TV PENETRATION.

THE GROWTH IN NETWORK SUBSCRIPTION REVENUE (TO PS.742.7 MILLION IN FIRST QUARTER 2012 COMPARED TO PS.606.4 MILLION IN FIRST QUARTER 2011) WAS DRIVEN MAINLY BY THE CONTINUED ADDITION OF PAY-TV SUBSCRIBERS, MOSTLY IN MEXICO. WE CLOSED THE FIRST QUARTER 2012 WITH 30.3 MILLION SUBSCRIBERS CARRYING AN AVERAGE OF 5.8 NETWORKS COMPARED WITH 26.8 MILLION SUBSCRIBERS CARRYING AN AVERAGE OF 5.3 NETWORKS IN FIRST QUARTER 2011.

THE INCREASE IN LICENSING AND SYNDICATION REVENUE (TO PS.1,194.3 MILLION IN FIRST QUARTER 2012 COMPARED TO PS. 958.7 MILLION IN FIRST QUARTER 2011) IS EXPLAINED MAINLY BY I) AN INCREASE IN ROYALTIES FROM UNIVISION, FROM US$46.5 MILLION IN FIRST QUARTER 2011 TO US$53.5 MILLION IN FIRST QUARTER 2012; II) REVENUES FROM THE NEW NETFLIX AGREEMENT; AND III) AN INCREASE IN SALES TO THE REST OF THE WORLD, PRINCIPALLY IN LATIN AMERICA.

FIRST-QUARTER OPERATING SEGMENT INCOME INCREASED 20.1% TO PS.2,597.6 MILLION COMPARED WITH PS.2,163.6 MILLION IN FIRST QUARTER 2011; THE MARGIN INCREASED TO 40.1%. THE INCREMENTAL COSTS AND EXPENSES INCURRED DURING THE QUARTER WERE RELATED MAINLY TO SPECIAL PROGRAMS SUCH AS AMÉRICA CELEBRA A CHESPIRITO AND THE TRANSMISSION OF THE PRE-OLYMPIC SOCCER MATCHES OF THE MEXICAN TEAM.

PUBLISHING

FIRST-QUARTER SALES INCREASED 14.1% TO PS.695.6 MILLION COMPARED WITH PS.609.7 MILLION IN FIRST QUARTER 2011. MOST OF THE GROWTH WAS DRIVEN BY AN INCREASE IN ADVERTISING REVENUES IN MEXICO AND ABROAD, AS WELL AS HIGHER CIRCULATION REVENUE ABROAD. THESE FAVORABLE VARIANCES WERE PARTIALLY OFFSET BY LOWER CIRCULATION REVENUE IN MEXICO. SALES OUTSIDE MEXICO REPRESENTED 62.3% OF THE SEGMENT COMPARED WITH 58.4% IN THE SAME QUARTER OF 2011.

FIRST-QUARTER OPERATING SEGMENT INCOME INCREASED 65.3% TO PS.33.4 MILLION COMPARED WITH PS.20.2 MILLION IN FIRST QUARTER 2011, AND THE MARGIN WAS 4.8%. THIS INCREASE REFLECTS HIGHER SALES, PARTIALLY OFFSET BY HIGHER PAPER, PRINTING AND EDITING COSTS.

SKY

FIRST-QUARTER SALES GREW BY 11.8% TO PS.3,386.7 MILLION COMPARED WITH PS.3,028.9 MILLION IN FIRST QUARTER 2011. THE INCREASE WAS DRIVEN BY SOLID GROWTH IN THE SUBSCRIBER BASE IN MEXICO, WHICH IS EXPLAINED BY THE CONTINUED SUCCESS OF SKY’S LOW-COST OFFERINGS. THE NUMBER OF NET ACTIVE SUBSCRIBERS INCREASED BY 275,231 DURING THE QUARTER TO 4,283,605 (INCLUDING 160,108 COMMERCIAL SUBSCRIBERS) AS OF MARCH 31, 2012, COMPARED WITH 3,312,106 (INCLUDING 151,677 COMMERCIAL SUBSCRIBERS) AS OF MARCH 31, 2011. SKY ENDED THE QUARTER WITH 164,498 SUBSCRIBERS IN CENTRAL AMERICA AND THE DOMINICAN REPUBLIC.

FIRST-QUARTER OPERATING SEGMENT INCOME INCREASED 10.3% TO PS.1,571.8 MILLION COMPARED WITH PS.1,425.6 MILLION IN FIRST QUARTER 2011, AND THE MARGIN WAS 46.4%. THESE RESULTS REFLECT AN INCREASE IN SALES THAT WAS PARTIALLY OFFSET BY HIGHER COSTS AND EXPENSES INHERENT TO THE GROWTH IN THE SUBSCRIBER BASE, MAINLY IN THE LOWER-COST PACKAGES.

CABLE AND TELECOM

FIRST-QUARTER SALES INCREASED 16.8% TO PS.3,771.1 MILLION COMPARED WITH PS.3,229.7 MILLION IN FIRST QUARTER 2011. THIS INCREASE WAS ATTRIBUTABLE MAINLY TO THE ADDITION OF 142,986 REVENUE GENERATING UNITS (RGUS) IN CABLEVISIÓN, CABLEMÁS, AND TVI DURING THE QUARTER AS A RESULT OF THE SUCCESS OF OUR PACKAGES. VOICE AND DATA RGUS CONTINUED TO BE THE MAIN DRIVERS OF GROWTH, GROWING ON AVERAGE 28% AND 34% COMPARED WITH 2011, RESPECTIVELY.

THE INCREASE IS ALSO EXPLAINED BY AN IMPROVED SALES MIX IN BESTEL, WHICH INCREASED REVENUE DERIVED FROM INTERENT SERVICES. YEAR-OVER-YEAR, CABLEVISIÓN, CABLEMÁS, TVI AND BESTEL NET SALES INCREASED 14.1%, 18.7%, 18.2%, AND 18.1%, RESPECTIVELY.

THE FOLLOWING INFORMATION SETS FORTH THE BREAKDOWN OF SUBSCRIBERS FOR EACH OF OUR THREE CABLE AND TELECOM SUBSIDIARIES AS OF MARCH 31, 2012:

THE SUBSCRIBER BASE OF CABLEVISIÓN OF VIDEO, BROADBAND AND VOICE AS OF MARCH 31, 2012 AMOUNTED TO 741,227, 436,285 AND 268,199 SUBSCRIBERS, RESPECTIVELY.

THE SUBSCRIBER BASE OF CABLEMÁS OF VIDEO, BROADBAND AND VOICE AS OF MARCH 31, 2012 AMOUNTED TO 1,094,223, 498,847 AND 279,449 SUBSCRIBERS, RESPECTIVELY.

THE SUBSCRIBER BASE OF TVI OF VIDEO, BROADBAND AND VOICE AS OF MARCH 31, 2012 AMOUNTED TO 382,838, 205,017 AND 136,221 SUBSCRIBERS, RESPECTIVELY.

THE RGUS OF CABLEVISIÓN, CABLEMÁS AND TVI AS OF MARCH 31, 2012 AMOUNTED TO 1,445,711, 1,872,519 AND 724,076, RESPECTIVELY.

FIRST-QUARTER OPERATING SEGMENT INCOME INCREASED 24.7% TO PS.1,330.5 MILLION COMPARED WITH PS.1,067.3 MILLION IN FIRST QUARTER 2011, AND THE MARGIN REACHED 35.3%. THESE RESULTS REFLECT CONTINUED GROWTH IN THE CUSTOMER BASE OF CABLE PLATFORMS. IN BESTEL THE MARGINS EXPANDED FROM 14.4% IN FIRST QUARTER 2011 TO 27.2% IN FIRST QUARTER 2012. THIS INCREASE WAS DRIVEN BY STRONGER REVENUES AND LOWER INTERCONNECTION RATES.

THE FOLLOWING INFORMATION SETS FORTH THE BREAKDOWN OF REVENUES AND OPERATING SEGMENT INCOME, EXCLUDING CONSOLIDATION ADJUSTMENTS, FOR OUR FOUR CABLE AND TELECOM SUBSIDIARIES FOR THE QUARTER:

THE REVENUES OF 2012 OF CABLEVISIÓN, CABLEMÁS, TVI AND BESTEL AMOUNTED TO PS.1,196.6 MILLION, PS.1,311.4 MILLION, PS.593.9 MILLION AND PS.768.3 MILLION, RESPECTIVELY.

THE OPERATING SEGMENT INCOME OF 2012 OF CABLEVISIÓN, CABLEMÁS, TVI AND BESTEL AMOUNTED TO PS.473.1 MILLION, PS.484.3 MILLION, PS.236 MILLION AND PS.208.6 MILLION, RESPECTIVELY.

THESE RESULTS DO NOT INCLUDE CONSOLIDATION ADJUSTMENTS IN 2012 OF PS.99.1 MILLION IN REVENUES NOR PS.71.5 MILLION IN OPERATING SEGMENT INCOME, WHICH ARE CONSIDERED IN THE CONSOLIDATED RESULTS OF CABLE AND TELECOM.

OTHER BUSINESSES

FIRST-QUARTER SALES INCREASED 23.1% TO PS.1,117 MILLION COMPARED WITH PS.907.6 MILLION IN FIRST QUARTER 2011. OUR GAMING AND FEATURE-FILM DISTRIBUTION BUSINESSES PERFORMED WELL DURING THE QUARTER. IN GAMING, MOST OF THE GROWTH WAS DRIVEN BY THE PERFORMANCE OF PLAYCITY. OUR FEATURE-FILM DISTRIBUTION BUSINESS BENEFITED MAINLY FROM THE SUCCESS OF THE FILM LA DAMA DE NEGRO.

FIRST-QUARTER OPERATING SEGMENT INCOME REACHED PS.105.8 MILLION COMPARED WITH A LOSS OF PS.48.8 MILLION IN FIRST QUARTER 2011, MAINLY REFLECTING AN INCREASE IN PROFITABILITY IN THE SOCCER, GAMING, AND RADIO BUSINESSES.

INTERSEGMENT OPERATIONS

INTERSEGMENT OPERATIONS FOR THE FIRST QUARTER 2012 AND 2011 AMOUNTED TO PS.283.9 MILLION AND PS.272.8 MILLION, RESPECTIVELY.

CORPORATE EXPENSES

SHARE-BASED COMPENSATION EXPENSE IN FIRST QUARTER 2012 AND 2011 AMOUNTED TO PS.159.8 MILLION AND PS.167.5 MILLION, RESPECTIVELY, AND WAS ACCOUNTED FOR AS CORPORATE EXPENSE. SHARE-BASED COMPENSATION EXPENSE IS MEASURED AT FAIR VALUE AT THE TIME THE EQUITY BENEFITS ARE CONDITIONALLY SOLD TO OFFICERS AND EMPLOYEES, AND IS RECOGNIZED OVER THE VESTING PERIOD.

OTHER EXPENSE, NET

OTHER EXPENSE, NET, INCREASED BY PS.7.4 MILLION, OR 24.4%, TO A PS.37.7 MILLION FOR FIRST QUARTER 2012, COMPARED WITH PS.30.3 MILLION FOR FIRST QUARTER 2011. THE INCREASE REFLECTED PRIMARILY A HIGHER EXPENSE RELATED TO FINANCIAL ADVISORY AND PROFESSIONAL SERVICES. THIS EFFECT WAS PARTIALLY OFFSET BY A NON-CASH GAIN ON DISPOSITION OF OUR 40.8% INTEREST IN LA SEXTA, A FREE-TO-AIR TELEVISION CHANNEL IN SPAIN, IN EXCHANGE FOR A 14.5% EQUITY STAKE IN IMAGINA MEDIA AUDIOVISUAL, S.L. (“IMAGINA”), AS WELL AS BY LOWER EXPENSES RELATED TO DONATIONS.

NON-OPERATING RESULTS

FINANCE EXPENSE, NET

THE FOLLOWING INFORMATION SETS FORTH THE FINANCE EXPENSE, NET, STATED IN MILLIONS OF MEXICAN PESOS FOR THE QUARTERS ENDED MARCH 31, 2012 AND 2011:

THE FINANCE EXPENSE, NET, DECREASED BY PS.368.4 MILLION, OR 39%, TO PS.576.2 MILLION FOR FIRST QUARTER 2012 FROM PS.944.6 MILLION FOR FIRST QUARTER 2011. THIS DECREASE REFLECTED PRIMARILY I) A PS.302.9 MILLION INCREASE IN FOREIGN UNHEDGED EXCHANGE GAIN RESULTING PRIMARILY FROM THE FAVORABLE EFFECT OF A 8.4% APPRECIATION OF THE MEXICAN PESO AGAINST THE US DOLLAR ON OUR AVERAGE NET US DOLLAR LIABILITY POSITION IN FIRST QUARTER 2012 COMPARED WITH A 3.8% APPRECIATION AND A LOWER AVERAGE NET US DOLLAR LIABILITY POSITION IN FIRST QUARTER 2011; AND II) A PS.261.7 MILLION DECREASE IN OTHER FINANCE EXPENSE, NET. THESE FAVORABLE VARIANCES WERE PARTIALLY OFFSET BY I) A PS.183.2 MILLION INCREASE IN INTEREST EXPENSE, DUE PRIMARILY TO A HIGHER AVERAGE PRINCIPAL AMOUNT OF LONG-TERM DEBT IN FIRST QUARTER 2012; AND II) A PS.13 MILLION DECREASE IN INTEREST INCOME EXPLAINED PRIMARILY BY A LOWER AVERAGE AMOUNT OF CASH AND CASH EQUIVALENTS IN FIRST QUARTER 2012.

EQUITY IN RESULTS OF ASSOCIATES, NET

EQUITY IN RESULTS OF ASSOCIATES, NET, INCREASED BY PS.107 MILLION TO AN EQUITY IN EARNINGS OF ASSOCIATES, NET, OF PS.9.1 MILLION IN FIRST QUARTER 2012 FROM AN EQUITY IN LOSSES OF ASSOCIATES, NET, OF PS.97.9 MILLION IN FIRST QUARTER 2011. THIS INCREASE REFLECTED MAINLY THE ABSENCE OF EQUITY IN LOSS OF LA SEXTA, A FREE-TO-AIR TELEVISION CHANNEL IN SPAIN, IN FIRST QUARTER 2012, IN CONNECTION WITH THE EXCHANGE OF OUR EQUITY INTEREST IN LA SEXTA FOR A PARTICIPATION IN IMAGINA.

INCOME TAXES

INCOME TAXES INCREASED BY PS.384.2 MILLION TO PS.762.2 MILLION IN FIRST QUARTER 2012 COMPARED WITH PS.378 MILLION IN FIRST QUARTER 2011. THIS INCREASE REFLECTED PRIMARILY A HIGHER INCOME TAX BASE.

NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTEREST

NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTEREST INCREASED BY PS.98 MILLION, OR 27.9%, TO PS.448.8 MILLION IN FIRST QUARTER 2012, COMPARED WITH PS.350.8 MILLION IN FIRST QUARTER 2011. THIS INCREASE REFLECTED PRIMARILY A HIGHER PORTION OF NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTEREST IN OUR CABLE AND TELECOM AS WELL AS SKY SEGMENTS.

OTHER RELEVANT INFORMATION

CAPITAL EXPENDITURES AND INVESTMENTS

DURING FIRST QUARTER 2012, WE INVESTED APPROXIMATELY US$156.1 MILLION IN PROPERTY, PLANT AND EQUIPMENT AS CAPITAL EXPENDITURES, COMPARED WITH APPROXIMATELY US$144.1 DURING FIRST QUARTER 2011. THESE CAPITAL EXPENDITURES INCLUDE APPROXIMATELY US$91.4 MILLION FOR OUR CABLE AND TELECOM SEGMENT, US$51.8 MILLION FOR OUR SKY SEGMENT, AND US$12.9 MILLION FOR OUR CONTENT SEGMENT AND OTHER BUSINESSES.

OUR INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT IN OUR CABLE AND TELECOM SEGMENT DURING FIRST QUARTER  2012 INCLUDED APPROXIMATELY US$21.2 MILLION FOR CABLEVISIÓN, US$48.5 MILLION FOR CABLEMÁS, US$14.2 MILLION FOR TVI, AND US$7.5 MILLION FOR BESTEL.

DEBT AND CAPITAL LEASE OBLIGATIONS

THE FOLLOWING INFORMATION SETS FORTH OUR TOTAL CONSOLIDATED DEBT AND CAPITAL LEASE OBLIGATIONS AS OF MARCH 31, 2012 AND DECEMBER 31, 2011. AMOUNTS ARE STATED IN MILLIONS OF MEXICAN PESOS.

THE TOTAL CONSOLIDATED DEBT AMOUNTED TO PS.53,841.5 MILLION AND PS.55,964.8 MILLION AS OF MARCH 31, 2012 AND DECEMBER 31, 2011, RESPECTIVELY, WHICH INCLUDED A CURRENT PORTION  OF LONG-TERM DEBT IN THE AMOUNT OF PS.1,170 MILLION AND PS. 1,169.9 MILLION, RESPECTIVELY.

ADDITIONALLY,  WE HAD CAPITAL LEASE OBLIGATIONS IN THE AMOUNT OF PS.517.9 MILLION AND PS.583.7 MILLION AS OF MARCH 31, 2012 AND DECEMBER 31, 2011, RESPECTIVELY, WHICH INCLUDED A CURRENT PORTION OF PS.327.3 MILLION  AND PS.381.9 MILLION, RESPECTIVELY.

AS OF MARCH 31, 2012, OUR CONSOLIDATED NET DEBT POSITION (TOTAL DEBT LESS CASH AND CASH EQUIVALENTS, TEMPORARY INVESTMENTS, AND NONCURRENT HELD-TO-MATURITY AND AVAILABLE-FOR-SALE INVESTMENTS) WAS PS.27,227 MILLION. THE AGGREGATE AMOUNT OF NONCURRENT HELD-TO-MATURITY AND AVAILABLE-FOR-SALE INVESTMENTS AS OF MARCH 31, 2012, AMOUNTED TO PS.3,281.8 MILLION.

CONVERTIBLE DEBENTURES ISSUED BY GSF

IN FEBRUARY 2012, WE WERE NOTIFIED OF THE RESOLUTION BY WHICH THE MEXICAN ANTITRUST COMMISSION DID NOT APPROVE THE CONVERSION OF THE DEBENTURES ISSUED BY GSF, THE CONTROLLING COMPANY OF IUSACELL, INTO COMMON STOCK OF GSF. IN MARCH 2012, WE FILED AN APPEAL BEFORE THE MEXICAN ANTITRUST COMMISSION REQUESTING THAT IT REVERSE ITS RESOLUTION AND AUTHORIZE THE CONVERSION. THE APPEAL IS CURRENTLY UNDER REVIEW BY THE AUTHORITY, WHICH HAS A DEADLINE OF 60 BUSINESS DAYS TO ISSUE A NEW RESOLUTION.

SHARES OUTSTANDING

AS OF MARCH 31, 2012 AND DECEMBER 31, 2011, OUR SHARES OUTSTANDING AMOUNTED TO 331,430.2 MILLION AND 330,862.1 MILLION SHARES, RESPECTIVELY, AND OUR CPO EQUIVALENTS OUTSTANDING AMOUNTED TO 2,832.7 MILLION AND 2,827.9 MILLION CPO EQUIVALENTS, RESPECTIVELY. NOT ALL OF OUR SHARES ARE IN THE FORM OF CPOS. THE NUMBER OF CPO EQUIVALENTS IS CALCULATED BY DIVIDING THE NUMBER OF SHARES OUTSTANDING BY 117.

AS OF MARCH 31, 2012 AND DECEMBER 31, 2011, THE GDS (GLOBAL DEPOSITARY SHARES) EQUIVALENTS OUTSTANDING AMOUNTED TO 566.6 MILLION AND 565.6 MILLION GDS EQUIVALENTS, RESPECTIVELY. THE NUMBER OF GDS EQUIVALENTS IS CALCULATED BY DIVIDING THE NUMBER OF CPO EQUIVALENTS BY FIVE.

ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

IN THE FIRST QUARTER OF 2009, THE MEXICAN BANK AND SECURITIES COMMISSION ISSUED REGULATIONS FOR LISTED COMPANIES IN MEXICO REQUIRING THE ADOPTION OF IFRS AS ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD (“IASB”) TO REPORT COMPARATIVE FINANCIAL INFORMATION FOR PERIODS BEGINNING NO LATER THAN JANUARY 1, 2012. ACCORDINGLY, BEGINNING ON JANUARY 1, 2012, WE DISCONTINUED USING MEXICAN FRS AND ADOPTED IFRS AS ISSUED BY THE IASB FOR FINANCIAL REPORTING PURPOSES. AS A RESULT, OUR CONSOLIDATED FINANCIAL INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 2012, IS PRESENTED ON A COMPARATIVE AND CONDENSED BASIS IN ACCORDANCE WITH IFRS, AND IS NOT DIRECTLY COMPARATIVE WITH OUR CONSOLIDATED FINANCIAL INFORMATION PREVIOUSLY REPORTED.

THE IMPACT OF THE INITIAL ADOPTION OF IFRS AS MEASURED BY THE AGGREGATE AMOUNT OF ADJUSTMENTS MADE TO OUR PREVIOUSLY REPORTED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AND INCOME AS OF DECEMBER 31, 2011 AND FOR THE YEAR ENDED ON THAT DATE, WAS LESS THAN 1% OF TOTAL CONSOLIDATED ASSETS AND STOCKHOLDERS’ EQUITY UNDER MEXICAN FRS, AND LESS THAN 3% OF CONSOLIDATED NET INCOME UNDER MEXICAN FRS.

ABOUT TELEVISA

GRUPO TELEVISA, S.A.B., IS THE LARGEST MEDIA COMPANY IN THE SPANISH-SPEAKING WORLD BASED ON ITS MARKET CAPITALIZATION AND A MAJOR PARTICIPANT IN THE INTERNATIONAL ENTERTAINMENT BUSINESS. IT HAS INTERESTS IN TELEVISION PRODUCTION AND BROADCASTING, PRODUCTION OF PAY-TELEVISION NETWORKS, INTERNATIONAL DISTRIBUTION OF TELEVISION PROGRAMMING, DIRECT-TO-HOME SATELLITE SERVICES, CABLE TELEVISION AND TELECOMMUNICATION SERVICES, MAGAZINE PUBLISHING AND DISTRIBUTION, RADIO PRODUCTION AND BROADCASTING, PROFESSIONAL SPORTS AND LIVE ENTERTAINMENT, FEATURE-FILM PRODUCTION AND DISTRIBUTION, THE OPERATION OF A HORIZONTAL INTERNET PORTAL, AND GAMING.

DISCLAIMER

THIS ANNEX CONTAINS FORWARD-LOOKING STATEMENTS REGARDING THE COMPANY’S RESULTS AND PROSPECTS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THESE STATEMENTS. THE FORWARD-LOOKING STATEMENTS IN THIS ANNEX SHOULD BE READ IN CONJUNCTION WITH THE FACTORS DESCRIBED IN “ITEM 3. KEY INFORMATION – FORWARD-LOOKING STATEMENTS” IN THE COMPANY’S ANNUAL REPORT ON FORM 20-F, WHICH, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS MADE IN THIS ANNEX AND IN ORAL STATEMENTS MADE BY AUTHORIZED OFFICERS OF THE COMPANY. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THEIR DATES. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

THE FINANCIAL INSTITUTIONS THAT PERFORM FINANCIAL ANALYSIS ON THE SECURITIES OF GRUPO TELEVISA, S.A.B. ARE AS FOLLOWS:

INSTITUTION:
HSBC
DEUTSCHE BANK
CITIGROUP
SCOTIA CAPITAL
MORGAN STANLEY
CREDIT SUISSE
ITAÚ
BBVA BANCOMER
MERRILL LYNCH
JPMORGAN
BARCLAYS
GOLDMAN SACHS
GBM

FINANCIAL STATEMENT NOTES

CONSOLIDATED
Final Printing

GRUPO TELEVISA, S.A.B.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2012 AND DECEMBER 31, 2011
AND FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND  2011
(IN THOUSANDS OF MEXICAN PESOS, EXCEPT PER CPO AND PER SHARE AMOUNTS)

1.        ACCOUNTING POLICIES:

THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF GRUPO TELEVISA, S.A.B. (THE "COMPANY") AND ITS CONSOLIDATED SUBSIDIARIES (COLLECTIVELY, THE "GROUP"), AS OF MARCH 31, 2012 AND DECEMBER 31, 2011, AND FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011, ARE UNAUDITED. IN THE OPINION OF MANAGEMENT, ALL ADJUSTMENTS (CONSISTING PRINCIPALLY OF NORMAL RECURRING ADJUSTMENTS) NECESSARY FOR A FAIR PRESENTATION OF THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN INCLUDED THEREIN.

FOR PURPOSES OF THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS, CERTAIN INFORMATION AND DISCLOSURES, NORMALLY INCLUDED IN FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”), HAVE BEEN CONDENSED OR OMITTED. THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE GROUP'S CONSOLIDATED AND AUDITED FINANCIAL STATEMENTS AND NOTES THERETO FOR THE YEAR ENDED DECEMBER 31, 2010, WHICH INCLUDE, AMONG OTHER DISCLOSURES, THE GROUP'S MOST SIGNIFICANT ACCOUNTING POLICIES, WHICH HAVE BEEN APPLIED ON A CONSISTENT BASIS FOR THE YEAR ENDED DECEMBER 31, 2011 AND THE THREE MONTHS ENDED MARCH 31, 2012, EXCEPT FOR THE MATTER DISCUSSED IN THE FOLLOWING PARAGRAPH.

           IN THE FIRST QUARTER OF 2009, THE MEXICAN BANK AND SECURITIES COMMISSION (“COMISIÓN NACIONAL BANCARIA Y DE VALORES”) ISSUED REGULATIONS FOR LISTED COMPANIES IN MEXICO REQUIRING THE ADOPTION OF “IFRS” ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD (“IASB”) TO REPORT COMPARATIVE FINANCIAL INFORMATION FOR PERIODS BEGINNING NO LATER THAN JANUARY 1, 2012.  BEGINNING ON JANUARY 1, 2012, THE GROUP DISCONTINUED USING MEXICAN FINANCIAL REPORTING STANDARDS (“MEXICAN FRS”) AND ADOPTED IFRS AS ISSUED BY THE IASB FOR FINANCIAL REPORTING PURPOSES. ACCORDINGLY, THE CONSOLIDATED FINANCIAL STATEMENTS OF THE GROUP AS OF DECEMBER 31, 2012, AND FOR THE YEAR ENDING ON THAT DATE, WILL BE PRESENTED ON A COMPARATIVE BASIS IN ACCORDANCE WITH IFRS. INFORMATION RELATING TO THE NATURE AND EFFECT OF CERTAIN DIFFERENCES BETWEEN IFRS AND MEXICAN FRS AS THEY RELATE TO THE INITIAL ADOPTION OF IFRS IN THE GROUP’S CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011 AND JANUARY 1, 2011, THE TRANSITION DATE, AND FOR THE YEAR AND THREE MONTHS ENDED DECEMBER 31 AND MARCH 31, 2011, RESPECTIVELY, IS PRESENTED IN NOTE 16 TO THESE CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS.

2.         PROPERTY, PLANT AND EQUIPMENT:

PROPERTY, PLANT AND EQUIPMENT AS OF MARCH 31, 2012 AND DECEMBER 31, 2011 CONSISTED OF:

	2012		2011
BUILDINGS	Ps.	8,009,631	Ps.	8,029,859
BUILDING IMPROVEMENTS		1,598,322		1,603,096
TECHNICAL EQUIPMENT		53,698,752		52,286,157
SATELLITE TRANSPONDERS		3,593,873		3,593,873
FURNITURE AND FIXTURES		882,008		884,408
TRANSPORTATION EQUIPMENT		2,172,314		2,164,073
COMPUTER EQUIPMENT		4,515,500		4,424,520
LEASEHOLD IMPROVEMENTS		1,405,338		1,397,760
		75,875,738		74,383,746
ACCUMULATED DEPRECIATION		(43,277,740)		(41,735,471)
		32,597,998		32,648,275
LAND		4,608,750		4,609,895
CONSTRUCTION AND PROJECTS IN PROGRESS		3,762,645		3,616,716
	Ps.	40,969,393	Ps.	40,874,886

DEPRECIATION CHARGED TO INCOME FOR THREE MONTHS ENDED MARCH 31, 2012 AND THE YEAR ENDED DECEMBER 31, 2011 WAS PS.1,807,082 AND PS.6,433,186, RESPECTIVELY.

3.        LONG-TERM DEBT SECURITIES:

AS OF MARCH 31, 2012 AND DECEMBER 31, 2011, THE GROUP'S CONSOLIDATED SHORT-TERM AND LONG-TERM DEBT SECURITIES OUTSTANDING WERE AS FOLLOWS:

	2012				2011
LONG-TERM DEBT SECURITIES	THOUSANDS OF U.S. DOLLARS		MEXICAN PESOS		THOUSANDS OF U.S. DOLLARS		MEXICAN PESOS
6.0% SENIOR NOTES DUE 2018 (A)	U.S.$	500,000	Ps.	6,404,400	U.S.$	500,000	Ps.	6,989,250
6.625% SENIOR NOTES DUE 2025 (A)		600,000		7,685,280		600,000		8,387,100
8.5% SENIOR NOTES DUE 2032 (A)		300,000		3,842,640		300,000		4,193,550
8.49% SENIOR NOTES DUE 2037 (A)		-		4,500,000		-		4,500,000
6.625% SENIOR NOTES DUE 2040 (A) 7.38% NOTES DUE 2020 (B)		600,000 -		7,685,280 10,000,000		600,000 -		8,387,100 10,000,000
		2,000,000		40,117,600		2,000,000		42,457,000
TRANSACTION COSTS FOR REDEMPTION		-		(829,748)		-		(844,981)
NET	U.S.$	2,000,000	Ps.	39,287,852	U.S.$	2,000,000	Ps.	41,612,019

(A)
THESE SENIOR NOTES ARE UNSECURED OBLIGATIONS OF THE COMPANY, RANK EQUALLY IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF THE COMPANY, AND ARE JUNIOR IN RIGHT OF PAYMENT TO ALL OF THE EXISTING AND FUTURE LIABILITIES OF THE COMPANY’S SUBSIDIARIES. INTEREST ON THE SENIOR NOTES DUE 2018, 2025, 2032, 2037 AND 2040, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 6.31%, 6.97%, 8.94%, 8.93% AND 6.97% PER ANNUM, RESPECTIVELY, AND IS PAYABLE SEMI-ANNUALLY. THESE SENIOR NOTES MAY NOT BE REDEEMED PRIOR TO MATURITY, EXCEPT (I) IN THE EVENT OF CERTAIN CHANGES IN LAW AFFECTING THE MEXICAN WITHHOLDING TAX TREATMENT OF CERTAIN PAYMENTS ON THE SECURITIES, IN WHICH CASE THE SECURITIES WILL BE REDEEMABLE, AS A WHOLE BUT NOT IN PART, AT THE OPTION OF THE COMPANY; AND (II) IN THE EVENT OF A CHANGE OF CONTROL, IN WHICH CASE THE COMPANY MAY BE REQUIRED TO REDEEM THE SECURITIES AT 101% OF THEIR PRINCIPAL AMOUNT. ALSO, THE COMPANY MAY, AT ITS OWN OPTION, REDEEM THE SENIOR NOTES DUE 2018, 2025, 2037 AND 2040, IN WHOLE OR IN PART, AT ANY TIME AT A REDEMPTION PRICE EQUAL TO THE GREATER OF THE PRINCIPAL AMOUNT OF THESE SENIOR NOTES OR THE PRESENT VALUE OF FUTURE CASH FLOWS, AT THE REDEMPTION DATE, OF PRINCIPAL AND INTEREST AMOUNTS OF THE SENIOR NOTES DISCOUNTED AT A FIXED RATE OF COMPARABLE U.S. OR MEXICAN SOVEREIGN BONDS. THE AGREEMENT OF THESE SENIOR NOTES CONTAINS COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES ENGAGED IN TELEVISION BROADCASTING, PAY TELEVISION NETWORKS AND PROGRAMMING EXPORTS TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS. THE SENIOR NOTES DUE 2018, 2025, 2032, 2037 AND 2040 ARE REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.

(B)
IN OCTOBER 2010, THE COMPANY ISSUED 7.38% NOTES (“CERTIFICADOS BURSÁTILES”) DUE 2020 THROUGH THE MEXICAN STOCK EXCHANGE (“BOLSA MEXICANA DE VALORES”) IN THE AGGREGATE PRINCIPAL AMOUNT OF PS.10,000,000. INTEREST ON THESE NOTES IS PAYABLE SEMI-ANNUALLY. THE COMPANY MAY, AT ITS OWN OPTION, REDEEM THESE NOTES, IN WHOLE OR IN PART, AT ANY SEMI-ANNUAL INTEREST PAYMENT DATE AT A REDEMPTION PRICE EQUAL TO THE GREATER OF THE PRINCIPAL AMOUNT OF THE OUTSTANDING NOTES AND THE PRESENT VALUE OF FUTURE CASH FLOWS, AT THE REDEMPTION DATE, OF PRINCIPAL AND INTEREST AMOUNTS OF THE NOTES DISCOUNTED AT A FIXED RATE OF COMPARABLE MEXICAN SOVEREIGN BONDS. THE AGREEMENT OF THESE NOTES CONTAINS COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES APPOINTED BY THE COMPANY’S BOARD OF DIRECTORS, AND ENGAGED IN TELEVISION BROADCASTING, PAY TELEVISION NETWORKS AND PROGRAMMING EXPORTS, TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS.

4.        CONTINGENCIES:

IN DECEMBER 2010, THE COMPANY AND UNIVISION COMMUNICATIONS INC. (“UNIVISION”) ANNOUNCED THE COMPLETION OF CERTAIN AGREEMENTS AMONG RELATED PARTIES BY WHICH, AMONG OTHER TRANSACTIONS, THE GROUP MADE AN INVESTMENT IN BROADCASTING MEDIA PARTNERS, INC. (“BMP”), THE CONTROLLING COMPANY OF UNIVISION, AND THE PROGRAM LICENSE AGREEMENT (“PLA”) BETWEEN TELEVISA AND UNIVISION WAS AMENDED AND EXTENDED THROUGH THE LATER OF 2025 OR SEVEN AND ONE-HALF YEARS AFTER TELEVISA HAS SOLD TWO-THIRDS OF ITS INITIAL INVESTMENT IN BMP. IN CONNECTION WITH THESE AGREEMENTS, A COUNTERCLAIM FILED BY UNIVISION IN OCTOBER 2006, WHEREBY IT SOUGHT A JUDICIAL DECLARATION THAT ON OR AFTER DECEMBER 19, 2006, PURSUANT TO THE PLA, TELEVISA MAY NOT TRANSMIT OR PERMIT OTHERS TO TRANSMIT ANY TELEVISION PROGRAMMING INTO THE UNITED STATES BY MEANS OF THE INTERNET, WAS DISMISSED.

THERE ARE VARIOUS OTHER LEGAL ACTIONS AND CLAIMS PENDING AGAINST THE COMPANY, WHICH ARE FILED IN THE ORDINARY COURSE OF BUSINESS. IN THE OPINION OF THE COMPANY’S MANAGEMENT, NONE OF THESE ACTIONS AND CLAIMS ARE EXPECTED TO HAVE A MATERIAL ADVERSE EFFECT ON THE GROUP’S FINANCIAL STATEMENTS AS A WHOLE; HOWEVER, THE COMPANY IS UNABLE TO PREDICT THE OUTCOME OF ANY OF THESE LEGAL ACTIONS AND CLAIMS.

5.        STOCKHOLDERS' EQUITY:

THE CONTROLLING INTEREST STOCKHOLDERS’ EQUITY AS OF MARCH 31, 2012 AND DECEMBER 31, 2011 IS PRESENTED AS FOLLOWS:

	2012		2011
NOMINAL	Ps.	2,525,818	Ps.	2,525,818
CUMULATIVE INFLATION ADJUSTMENT (A)		2,514,990		2,514,990
TOTAL CAPITAL STOCK	Ps.	5,040,808	Ps.	5,040,808
ADDITIONAL PAID-IN CAPITAL		15,889,819		15,889,819
RETAINED EARNINGS		41,382,542		34,588,257
ACCUMULATED OTHER COMPREHENSIVE INCOME, NET		4,943,399		5,562,074
SHARES REPURCHASED		(15,941,191)		(15,971,710)
NET INCOME FOR THE PERIOD		1,505,922		6,665,936
TOTAL MAJORITY STOCKHOLDERS’ EQUITY	Ps.	52,821,299	Ps.	51,775,184

            (A) A RESTATEMENT FOR INFLATION EFECTS WAS RECOGNIZED BY THE COMPANY THROUGH DECEMBER 31, 1997, IN ACCORDANCE WITH IFRS.

            ON APRIL 29, 2011, THE COMPANY’S STOCKHOLDERS APPROVED (I) THE PAYMENT OF A DIVIDEND FOR AN AGGREGATE AMOUNT OF UP TO PS.1,036,664, WHICH CONSISTED OF PS.0.35 PER CPO AND PS.0.00299145299 PER SHARE, NOT IN THE FORM OF A CPO, WHICH WAS PAID IN CASH IN MAY 2011 IN THE AGGREGATE AMOUNT OF PS.1,023,012; (II) THE MERGER OF CABLEMÁS INTO THE COMPANY ON APRIL 29, 2011, FOR WHICH REGULATORY APPROVALS WERE OBTAINED IN FEBRUARY AND JUNE 2011; (III) AN INCREASE IN THE CAPITAL STOCK OF THE COMPANY, WHICH CONSISTED OF 2,901,600,000 SHARES IN THE FORM OF 24,800,000 CPOS, IN CONNECTION WITH THE MERGER OF CABLEMÁS INTO THE COMPANY, BY WHICH THE COMPANY INCREASED ITS INTEREST IN THE CABLEMÁS BUSINESS FROM 90.8% TO 100%; AND (IV) AN ADDITIONAL ISSUANCE OF 17,550,000,000 SHARES OF THE CAPITAL STOCK OF THE COMPANY IN THE FORM OF 150,000,000 CPOS, SUBJECT TO THE PREEMPTIVE RIGHTS OF EXISTING STOCKHOLDERS, WHICH WAS PRIMARILY PAID IN CASH BY THE SPECIAL PURPOSE TRUST OF THE COMPANY’S STOCK PURCHASE PLAN AND LONG-TERM RETENTION PLAN IN THE FOURTH QUARTER OF 2011 (SEE NOTE 13).

          IN AUGUST 2011, 118,755 SHARES OF THE CAPITAL STOCK OF THE COMPANY, IN THE FORM OF 1,015 CPOS, WERE SUBSCRIBED AND PAID BY EXISTING STOCKHOLDERS UNDER PREEMPTIVE RIGHTS IN THE AMOUNT OF PS.71. ALSO, IN OCTOBER 2011, 17,549,881,245 SHARES OF THE CAPITAL STOCK OF THE COMPANY, IN THE FORM OF 149,998,985 CPOS, WERE SUBSCRIBED AND PAID BY THE SPECIAL PURPOSE TRUST OF THE COMPANY’S STOCK PURCHASE PLAN AND LONG-TERM RETENTION PLAN IN THE AMOUNT OF PS.10,499,929.

AS OF MARCH 31, 2012, THE NUMBER OF SHARES ISSUED, REPURCHASED AND OUTSTANDING IS PRESENTED AS FOLLOWS:

	ISSUED	REPURCHASED	OUTSTANDING
SERIES “A” SHARES	124,249,076,425	11,518,164,085	112,730,912,340
SERIES “B” SHARES	59,840,975,176	7,543,300,869	52,297,674,307
SERIES “D” SHARES	91,451,686,865	8,250,899,599	83,200,787,266
SERIES “L” SHARES	91,451,686,865	8,250,899,599	83,200,787,266
	366,993,425,331	35,563,264,152	331,430,161,179

     AS OF MARCH 31, 2012, THE COMPANY’S SHARES REPURCHASED BY THE COMPANY AND THE COMPANY’S SHARES HELD BY SPECIAL TRUSTS IN CONNECTION WITH THE COMPANY’S STOCK PURCHASE PLAN AND LONG-TERM RETENTION PLAN ARE PRESENTED AS A CHARGE TO THE CONTROLLING INTEREST STOCKHOLDERS’ EQUITY,  AS FOLLOWS:

	SERIES “A”, “B”, “D”, AND “L” SHARES
	IN THE FORM OF CPOS	NOT IN THE FORM OF CPOS	TOTAL	NET COST
REPURCHASE PROGRAM (1)	4,563,538,200	-	4,563,538,200	Ps.	1,991,713
HELD BY A COMPANY TRUST (2)	23,018,040,279	7,981,685,673	30,999,725,952		12,851,255
ADVANCES FOR ACQUISITION OF SHARES (3)	-	-	-		1,098,223
	27,581,578,479	7,981,685,673	35,563,264,152	Ps.	15,941,191

(1)	DURING THE YEAR ENDED DECEMBER 31, 2011, THE COMPANY REPURCHASED 23,400,000 SHARES IN THE FORM OF 200,000 CPOS, IN THE AGGREGATE AMOUNT OF PS.12,623.
(2)
IN OCTOBER 2010, THE COMPANY’S STOCK PURCHASE PLAN AND LONG-TERM RETENTION PLAN WERE CONSOLIDATED UNDER A SINGLE SPECIAL PURPOSE TRUST. DURING THE FIRST QUARTER OF 2012, THE COMPANY RELEASED 330,154,110 SHARES IN THE FORM OF 2,821,830 CPOS, IN THE AMOUNT OF PS.36,966, IN CONNECTION WITH THE STOCK PURCHASE PLAN. IN JANUARY 2012, THE COMPANY RELEASED 237,884,400 SHARES, IN THE FORM OF 2,033,200 CPOS, IN THE AMOUNT OF PS.62,277, IN CONNECTION WITH THE LONG-TERM RETENTION PLAN. IN ADDITION, DURING THE YEAR ENDED DECEMBER 31, 2011, THIS TRUST ACQUIRED 400,725,000 SHARES IN THE COMPANY, IN THE FORM OF 3,425,000 CPOS IN THE AMOUNT OF PS.184,757 AND SUBSCRIBED AND PAID FOR 17,549,881,245 SHARES IN THE COMPANY, IN THE FORM OF 149,998,985 CPOS, IN THE AMOUNT OF PS.10,499,929.

(3)	IN CONNECTION WITH THE COMPANY’S STOCK PURCHASE PLAN AND LONG-TERM RETENTION PLAN.

THE GROUP ACCRUED IN EQUITY ATTRIBUTABLE TO THE CONTROLLING INTEREST A SHARE-BASED COMPENSATION EXPENSE OF PS.158,868 FOR THE FIRST QUARTER OF 2012, WHICH AMOUNT WAS REFLECTED IN CONSOLIDATED OPERATING INCOME AS ADMINISTRATIVE EXPENSE. (SEE NOTE 13).

6.         RESERVE FOR REPURCHASE OF SHARES:

NO RESERVE FOR REPURCHASE OF SHARES WAS OUTSTANDING AS OF MARCH 31, 2012.

 IN ACCORDANCE WITH THE MEXICAN SECURITIES LAW, ANY AMOUNT OF SHARES REPURCHASED AND HELD BY THE COMPANY SHOULD BE RECOGNIZED AS A CHARGE TO STOCKHOLDERS' EQUITY, AND ANY CANCELLATION OF SHARES REPURCHASED SHOULD BE RECOGNIZED AS A REDUCTION OF THE COMPANY'S CAPITAL STOCK ISSUED FOR AN AMOUNT PROPORTIONATE TO THE SHARES CANCELLED.

7.         FINANCE  (EXPENSES), NET:

FINANCE (EXPENSES), NET  FOR THE THREE MONTHS ENDED MARCH 31 CONSISTED OF:

	2012	2011
INTEREST EXPENSE	$1,084,553	$901,340
INTEREST INCOME	(283,910)	(296,950)
FOREIGN EXCHANGE GAIN, NET	(341,983)	(39,118)
OTHER FINANCE EXPENSE (1)	117,558	379,309
	$576,218	$944,581

(1)	OTHER FINANCE EXPENSE, NET, CONSISTED PRIMARILY OF GAIN OR LOSS FROM DERIVATIVE FINANCIAL INSTRUMENTS.

8.         DEFERRED TAXES:

THE DEFERRED INCOME TAX LIABILITY AS OF MARCH 31, 2012 AND DECEMBER 31, 2011 WAS DERIVED FROM:

	2012		2011
ASSETS:
ACCRUED LIABILITIES	Ps.	670,875	Ps.	647,415
GOODWILL		1,483,467		1,483,467
TAX LOSS CARRYFORWARDS		747,372		747,372
ALLOWANCE FOR DOUBTFUL ACCOUNTS		591,014		570,319
CUSTOMER ADVANCES		1,592,543		1,638,868
OPTIONS		228,681		741,331
OTHER ITEMS		453,160		178,679
LIABILITIES:
INVENTORIES		(218,402)		(394,312)
PROPERTY, PLANT AND EQUIPMENT, NET		(546,533)		(736,013)
OTHER ITEMS		(1,094,247)		(1,352,327)
DEFERRED INCOME TAX OF MEXICAN COMPANIES		3,907,930		3,524,799
DEFERRED TAX OF FOREIGN SUBSIDIARIES		456,905		462,865
ASSETS TAX		1,077,253		1,088,485
VALUATION ALLOWANCE		(4,277,657)		(4,288,889)
FLAT RATE BUSINESS TAX		(335,375)		(335,375)
DEFERRED TAX LIABILITY	Ps.	829,056	Ps.	451,885

THE EFECTS OF INCOME TAX PAYABLE AS OF MARCH 31, 2012 AND DECEMBER 31, 2011, IN CONNECTION WITH THE 2010 MEXICAN TAX REFORM, ARE AS FOLLOWS:

	2012		2011
TAX LOSSES OF SUBSIDIARIES, NET	Ps.	188,246	Ps.	188,246
DIVIDENDS DISTRIBUTED AMONG THE GROUP´S ENTITIES		278,557		278,557
		466,803		466,803
LESS: CURRENT PORTION		167,724		167,724
NON-CURRENT PORTION	Ps.	299,079	Ps.	299,079

9.         DISCONTINUED OPERATIONS:

NO DISCONTINUED OPERATIONS WERE RECOGNIZED IN INCOME FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011.

10.        QUARTERLY NET RESULTS:

THE QUARTERLY NET RESULTS FOR THE FOUR QUARTERS ENDED MARCH 31, 2012 ARE AS FOLLOWS:

QUARTER	ACCUMULATED	QUARTER
2nd / 11	$2,674,360	$1,803,647
3rd / 11	4,719,508	2,045,148
4th / 11	6,889,641	2,170,133
1st / 12	1,505,922	1,505,922

11.        INFORMATION BY SEGMENTS:

 INFORMATION BY SEGMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011 IS PRESENTED AS FOLLOWS:

	TOTAL REVENUES		INTERSEGMENT REVENUES		CONSOLIDATED REVENUES		SEGMENT PROFIT (LOSS)
2012:
CONTENT	Ps.	6,470,122	Ps.	231,789	Ps.	6,238,333	Ps.	2,597,641
PUBLISHING		695,623		16,236		679,387		33,407
SKY		3,386,694		20,325		3,366,369		1,571,769
CABLE AND TELECOM		3,771,105		11,650		3,759,455		1,330,451
OTHER BUSINESSES		1,116,987		3,884		1,113,103		105,810
SEGMENT TOTALS		15,440,531		283,884		15,156,647		5,639,078
RECONCILIATION TO CONSOLIDATED AMOUNTS:
ELIMINATIONS AND CORPORATE EXPENSES		(283,884)		(283,884)		-		(287,102)
DEPRECIATION AND AMORTIZATION EXPENSE		-		-		-		(2,030,246)
CONSOLIDATED TOTAL BEFORE OTHER EXPENSE		15,156,647		-		15,156,647		3,321,730	(1)
OTHER EXPENSE, NET		-		-		-		(37,736)
CONSOLIDATED TOTAL	Ps.	15,156,647	Ps.	-	Ps.	15,156,647	Ps.	3,283,994	(2)

2011:
CONTENT	Ps.	5,696,524	Ps.	221,819	Ps.	5,474,705	Ps.	2,163,615
PUBLISHING		609,665		14,911		594,754		20,248
SKY		3,028,923		13,564		3,015,359		1,425,623
CABLE AND TELECOM		3,229,747		13,675		3,216,072		1,067,327
OTHER BUSINESSES		907,516		8,793		898,723		(48,935)
SEGMENT TOTALS		13,472,375		272,762		13,199,613		4,627,878
RECONCILIATION TO CONSOLIDATED AMOUNTS:
ELIMINATIONS AND CORPORATE EXPENSES		(272,762)		(272,762)		-		(287,466)
DEPRECIATION AND AMORTIZATION EXPENSE		-		-		-		(1,758,389)
CONSOLIDATED TOTAL BEFORE OTHER EXPENSE		13,199,613		-		13,199,613		2,582,023	(1)
OTHER EXPENSE, NET		-		-		-		(30,295)
CONSOLIDATED TOTAL	Ps.	13,199,613	Ps.	-	Ps.	13,199,613	Ps.	2,551,728	(2)

(1)	CONSOLIDATED TOTAL REPRESENTS INCOME BEFORE OTHER EXPENSE.
(2)	CONSOLIDATED TOTAL REPRESENTS CONSOLIDATED OPERATING INCOME.

12.       INVESTMENTS:

        IN APRIL 2011, THE COMPANY MADE, THROUGH A WHOLLY-OWNED SUBSIDIARY,  AN INVESTMENT OF (I) U.S.$37.5 MILLION (PS.442,001) IN EQUITY, REPRESENTING 1.093875% OF THE OUTSTANDING SHARES OF GSF TELECOM HOLDINGS, S.A.P.I. DE C.V. (“GSF”), THE CONTROLLING COMPANY OF GRUPO IUSACELL, S.A. DE C.V. (“IUSACELL”), A PROVIDER OF TELECOMMUNICATIONS SERVICES, PRIMARILY ENGAGED IN PROVIDING MOBILE SERVICES THROUGHOUT MEXICO; AND (II) U.S.$1,565 MILLION (PS.19,229,056) IN UNSECURED  DEBENTURES ISSUED BY GSF THAT ARE MANDATORILY CONVERTIBLE INTO SHARES OF STOCK OF GSF, SUBJECT TO REGULATORY APPROVAL AND OTHER CUSTOMARY CLOSING CONDITIONS. UPON CONVERSION OF THE DEBENTURES, THE EQUITY PARTICIPATION OF THE COMPANY IN GSF AND IUSACELL WILL BE 50%. IN ADDITION, THE COMPANY AGREED TO MAKE AN ADDITIONAL PAYMENT OF U.S.$400 MILLION TO GSF IF CUMULATIVE EBITDA, AS DEFINED, REACHES U.S.$3,472 MILLION AT ANY TIME BETWEEN 2011 AND 2015. UNDER THE TERMS OF THE TRANSACTION, THE COMPANY AND THE OTHER OWNER OF GSF WILL HAVE EQUAL CORPORATE GOVERNANCE RIGHTS. IN CONNECTION WITH THIS INVESTMENT, THE GROUP MADE CASH PAYMENTS DURING THE SECOND AND THIRD QUARTERS OF 2011 IN THE AGGREGATE AMOUNT OF U.S.$1,152.5 MILLION (PS.13,614,282), AND IN OCTOBER 2011 IN THE AMOUNT OF U.S.$450 MILLION (PS.6,056,775).

13.       OTHER STOCKHOLDERS TRANSACTIONS:

         IN FEBRUARY 2010, MARCH 2011 AND AUGUST 2011, THE HOLDING COMPANIES OF THE SKY SEGMENT PAID A DIVIDEND TO ITS EQUITY OWNERS IN THE AGGREGATE AMOUNT OF PS.500,000, PS.1,250,000 AND PS.600,000, RESPECTIVELY, OF WHICH PS.206,667, PS.516,667 AND PS.248,000, RESPECTIVELY,  WERE PAID TO ITS NON-CONTROLLING EQUITY OWNERS.

          IN MARCH 2011, THE STOCKHOLDERS OF A MAJORITY-OWNED SUBSIDIARY OF THE COMPANY, EMPRESAS CABLEVISIÓN, S.A.B. DE C.V., APPROVED A CAPITAL CONTRIBUTION TO INCREASE THE CAPITAL STOCK OF THIS COMPANY IN THE AMOUNT OF PS.3,000,000, OF WHICH PS.1,469,165 WAS CONTRIBUTED BY THE NON-CONTROLLING INTEREST.

          ON APRIL 1, 2011, THE COMPANY ANNOUNCED AN AGREEMENT WITH THE NON-CONTROLLING STOCKHOLDERS OF CABLEMÁS TO ACQUIRE A 41.7% EQUITY INTEREST IN THIS ENTITY. IN CONNECTION WITH THIS AGREEMENT, (I) THE STOCKHOLDERS OF CABLEMÁS APPROVED ON MARCH 31, 2011 A CAPITAL INCREASE IN CABLEMÁS, BY WHICH A WHOLLY-OWNED SUBSIDIARY OF THE COMPANY INCREASED ITS EQUITY INTEREST IN CABLEMÁS FROM 58.3% TO 90.8%; (II) THE COMPANY’S STOCKHOLDERS APPROVED THE MERGER OF CABLEMÁS INTO THE COMPANY ON APRIL 29, 2011, BY WHICH THE COMPANY INCREASED ITS INTEREST IN THE CABLEMÁS BUSINESS FROM 90.8% TO 100%; AND (III) A FINAL REGULATORY APPROVAL WAS OBTAINED BY THE COMPANY IN JUNE 2011. THIS TRANSACTION HAD A TOTAL VALUE OF APPROXIMATELY PS.4,700 MILLION, INCLUDING THE MERGER OF CABLEMÁS INTO THE COMPANY (SEE NOTE 5).

14.      FINANCING TRANSACTIONS:

          IN MARCH 2011, EMPRESAS CABLEVISIÓN, S.A.B. DE C.V. PREPAID ALL OF ITS OUTSTANDING LOAN FACILITY IN THE PRINCIPAL AMOUNT OF U.S.$225 MILLION, AND RECEIVED A CASH AMOUNT OF U.S.$7.6 MILLION FOR THE LIQUIDATION OF A DERIVATIVE CONTRACT RELATED TO THIS LOAN.

          IN MARCH 2011, THE COMPANY ENTERED INTO LONG-TERM CREDIT AGREEMENTS WITH FOUR MEXICAN BANKS IN THE AGGREGATE PRINCIPAL AMOUNT OF  PS.8,600,000, WITH AN ANNUAL INTEREST RATE BETWEEN  8.09% AND 9.4%, PAYABLE ON A MONTHLY BASIS, AND PRINCIPAL MATURITIES BETWEEN 2016 AND 2021. THE PROCEEDS OF THESE LOANS HAVE BEEN USED FOR GENERAL CORPORATE PURPOSES. UNDER THE TERMS OF THESE LOAN AGREEMENTS, THE COMPANY IS REQUIRED TO (A) MAINTAIN CERTAIN FINANCIAL COVERAGE RATIOS RELATED TO INDEBTEDNESS AND INTEREST EXPENSE; AND (B) COMPLY WITH THE RESTRICTIVE COVENANT ON SPIN-OFFS, MERGERS AND SIMILAR TRANSACTIONS.

15.      OTHER TRANSACTIONS:

                  IN CONNECTION WITH A 15-YEAR SERVICE AGREEMENT FOR 24 TRANSPONDERS ON INTELSAT’S SATELLITE IS-16 AMONG SKY, SKY BRASIL SERVICOS LTDA., INTELSAT AND AN AFFILIATE, THE GROUP RECORDED IN 2010 A ONE-TIME FIXED FEE IN THE AGGREGATE AMOUNT OF U.S.$138.6 MILLION (PS.1,697,711), OF WHICH U.S.$27.7 MILLION AND U.S.$110.9 MILLION WERE PAID IN THE FIRST QUARTER OF 2010 AND 2011, RESPECTIVELY.

        IN MARCH 2010, SKY REACHED AN AGREEMENT WITH A SUBSIDIARY OF INTELSAT TO LEASE 24 TRANSPONDERS ON INTELSAT IS-21 SATELLITE, WHICH WILL BE MAINLY USED FOR SIGNAL RECEPTION AND RETRANSMISSION SERVICES OVER THE SATELLITE’S ESTIMATED 15-YEAR SERVICE LIFE. IS-21 INTENDS TO REPLACE INTELSAT IS-9 AS SKY’S PRIMARY TRANSMISSION SATELLITE AND IS CURRENTLY EXPECTED TO START SERVICE IN THE THIRD QUARTER OF 2012. THE LEASE AGREEMENT FOR 24 TRANSPONDERS ON IS-21 CONTEMPLATES A MONTHLY PAYMENT OF U.S.$3.0 MILLION TO BE PAID BY SKY BEGINNING IN SEPTEMBER 2012.

16.      TRANSITION TO IFRS

      THE EFFECT OF THE GROUP’S TRANSITION TO IFRS IS SUMMARIZED BELOW. THE GROUP’S CONSOLIDATED ASSETS, LIABILITIES AND EQUITY UNDER MEXICAN FRS WERE FIRST ADJUSTED AT JANUARY 1, 2011, THE TRANSITION DATE, FOR THE PRINCIPAL DIFFERENCES BETWEEN MEXICAN FRS AND IFRS, AND THE ADJUSTED AMOUNTS BECAME THE IFRS ACCOUNTING BASIS FOR PERIODS BEGINNING ON JANUARY 1, 2011, AND FOR SUBSEQUENT PERIODS.

      RECONCILIATION OF THE CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF DECEMBER 31, 2011 AS PREVIOUSLY REPORTED UNDER MEXICAN FRS TO IFRS:

	EXPLANATORY NOTES	AMOUNTS UNDER MEXICAN FRS AT DECEMBER 31, 2011			ADJUSTMENTS AND RECLASSIFICATIONS		AMOUNTS UNDER IFRS AT DECEMBER 31, 2011
ASSETS
CURRENT ASSETS:
CASH AND CASH EQUIVALENTS		PS.	16,275,924	PS.			PS.	16,275,924
TEMPORARY INVESTMENTS			5,422,563					5,422,563
TRADE NOTES AND ACCOUNTS RECEIVABLE, NET			19,243,712					19,243,712
OTHER ACCOUNTS AND NOTES RECEIVABLE, NET			2,458,802					2,458,802
DERIVATIVE FINANCIAL INSTRUMENTS			99,737					99,737
DUE FROM AFFILIATED COMPANIES			450,064					450,064
TRANSMISSION RIGHTS AND PROGRAMMING			4,178,945					4,178,945
INVENTORIES, NET			1,383,822					1,383,822
OTHER CURRENT ASSETS			1,146,189					1,146,189
TOTAL CURRENT ASSETS			50,659,758					50,659,758
NON-CURRENT ASSETS:
NON-CURRENT ACCOUNTS RECEIVABLE			253,795					253,795
DERIVATIVE FINANCIAL INSTRUMENTS			45,272					45,272
TRANSMISSION RIGHTS AND PROGRAMMING	A		6,832,527			(39,376)		6,793,151
INVESTMENTS	B, C		43,407,790			612,715		44,020,505
PROPERTY, PLANT AND EQUIPMENT, NET	B, D, E		41,498,967			(624,081)		40,874,886
INTANGIBLE ASSETS, NET	A, B, E, F		11,861,380			(1,187,449)		10,673,931
PLAN ASSETS IN EXCESS OF EMPLOYEE BENEFIT OBLIGATIONS	I		-			105,090		105,090
DEFERRED INCOME TAXES	H		410,893			40,992		451,885
OTHER ASSETS			91,018					91,018
TOTAL ASSETS		PS.	155,061,400		PS.	(1,092,109)	PS.	153,969,291
LIABILITIES AND EQUITY
CURRENT LIABILITIES:
SHORT-TERM DEBT AND CURRENT PORTION OF LONG-TERM DEBT, NET	F	PS.	1,170,000		PS.	(128)	PS.	1,169,872
CURRENT PORTION OF CAPITAL LEASE OBLIGATIONS			381,891					381,891
TRADE ACCOUNTS PAYABLE			7,687,518					7,687,518
CUSTOMER DEPOSITS AND ADVANCES			20,926,324					20,926,324
TAXES PAYABLE			1,388,242					1,388,242
ACCRUED INTEREST			792,645					792,645
EMPLOYEE BENEFITS			252,492					252,492
DUE AFFILIATED COMPANIES			43,089					43,089
OTHER ACCRUED LIABILITIES			3,359,911					3,359,911
TOTAL CURRENT LIABILITIES			36,002,112			(128)		36,001,984
NON-CURRENT LIABILITIES:
LONG-TERM DEBT, NET	F		55,657,000			(862,086)		54,794,914
CAPITAL LEASE OBLIGATIONS			201,844					201,844
DERIVATIVE FINANCIAL INSTRUMENTS			310,604					310,604
CUSTOMER DEPOSITS AND ADVANCES			460,000					460,000
OTHER LONG-TERM LIABILITIES	G		3,047,487			63,083		3,110,570
RETIREMENT AND TERMINATION BENEFITS	I		525,868			(525,868)		-
TOTAL LIABILITIES			96,204,915			(1,324,999)		94,879,916
EQUITY
CAPITAL STOCK ISSUED, NO PAR VALUE	J		10,238,885			(5,198,077)		5,040,808
ADDITIONAL PAID-IN CAPITAL	J		16,593,239			(703,420)		15,889,819
LEGAL RESERVE			2,139,007					2,139,007
UNAPPROPRIATED EARNINGS	A, B, D, H, I, J, K		28,596,239			3,853,011		32,449,250
NET INCOME FOR THE PERIOD			6,889,641			(223,705)		6,665,936
ACCUMULATED OTHER COMPREHENSIVE INCOME, NET	C, K		3,174,521			2,387,553		5,562,074
SHARE REPURCHASED			(15,971,710)					(15,971,710)
TOTAL CONTROLLING INTEREST			51,659,822			115,362		51,775,184
NON-CONTROLLING INTEREST	E		7,196,663			117,528		7,314,191
TOTAL EQUITY			58,856,485			232,890		59,089,375
TOTAL LIABILITIES AND EQUITY		PS.	155,061,400		PS.	(1,092,109)	PS.	153,969,291

   RECONCILIATION OF THE CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF JANUARY 1, 2011 AS PREVIOUSLY REPORTED UNDER MEXICAN FRS TO IFRS:
	EXPLANATORY NOTES	AMOUNTS UNDER MEXICAN FRS AT JANUARY 1, 2011			ADJUSTMENTS AND RECLASSIFICATIONS		AMOUNTS UNDER IFRS AT JANUARY 1, 2011
ASSETS
CURRENT ASSETS:
CASH AND CASH EQUIVALENTS		PS.	20,942,531	PS.			PS.	20,942,531
TEMPORARY INVESTMENTS			10,446,840					10,446,840
TRADE NOTES AND ACCOUNTS RECEIVABLE, NET			17,701,125					17,701,125
OTHER ACCOUNTS AND NOTES RECEIVABLE, NET			4,112,470					4,112,470
DUE FROM AFFILIATED COMPANIES			196,310					196,310
TRANSMISION RIGHTS AND PROGRAMMING			4,004,415					4,004,415
INVENTORIES, NET			1,254,536					1,254,536
OTHER CURRENT ASSETS			1,117,740					1,117,740
TOTAL CURRENT ASSETS			59,775,967					59,775,967
NON-CURRENT ASSETS:
NON-CURRENT ACCOUNTS RECEIVABLE			67,763					67,763
DERIVATIVE FINANCIAL INSTRUMENTS			189,400					189,400
TRANSMISSION RIGHTS AND PROGRAMMING	A		5,627,602			(48,105)		5,579,497
INVESTMENTS	B, C		21,837,453			(79,635)		21,757,818
PROPERTY, PLANT AND EQUIPMENT, NET	B, D, E		38,651,847			(1,019,469)		37,632,378
INTANGIBLE ASSETS, NET	A, E, F		10,241,007			929,029		11,170,036
PLAN ASSETS IN EXCESS OF EMPLOYEE BENEFIT OBLIGATIONS	I		-			170,585		170,585
OTHER ASSETS			79,588					79,588
TOTAL ASSETS		PS.	136,470,627		PS.	(47,595)	PS.	136,423,032
LIABILITIES AND EQUITY
CURRENT LIABILITIES:
SHORT-TERM DEBT AND CURRENT PORTION OF LONG-TERM DEBT, NET	F	PS.	1,469,142		PS.	(652)	PS.	1,468,490
CURRENT PORTION OF CAPITAL LEASE OBLIGATIONS			280,137					280,137
TRADE ACCOUNTS PAYABLE			7,472,253					7,472,253
CUSTOMER DEPOSITS AND ADVANCES			18,587,871					18,587,871
TAXES PAYABLE			1,443,887					1,443,887
ACCRUED INTEREST			750,743					750,743
EMPLOYEE BENEFITS			199,638					199,638
DUE AFFILIATED COMPANIES			48,753					48,753
DERIVATIVE FINANCIAL INSTRUMENTS			74,329					74,329
OTHER ACCRUED LIABILITIES			2,982,309					2,982,309
TOTAL CURRENT LIABILITIES			33,309,062			(652)		33,308,410
NON-CURRENT LIABILITIES:
LONG-TERM DEBT, NET	F		46,495,660			(915,987)		45,579,673
CAPITAL LEASE OBLIGATIONS			349,674					349,674
DERIVATIVE FINANCIAL INSTRUMENTS			103,528					103,528
CUSTOMER DEPOSITS AND ADVANCES			495,508					495,508
OTHER LONG-TERM LIABILITIES	G		3,027,766			69,000		3,096,766
DEFERRED INCOME TAXES	H		401,525			(205,598)		195,927
RETIREMENT AND TERMINATION BENEFITS	I		430,143			(430,143)		-
TOTAL LIABILITIES			84,612,866			(1,483,380)		83,129,486
EQUITY
CAPITAL STOCK ISSUED, NO PAR VALUE	J		10,019,859			(5,136,077)		4,883,782
ADDITIONAL PAID-IN CAPITAL	J		4,547,944			(703,420)		3,844,524
LEGAL RESERVE			2,135,423					2,135,423
UNAPPROPRIATED EARNINGS	A, B, D, H, I, J, K		31,266,773			3,891,457		35,158,230
NET INCOME FOR THE PERIOD			-					-
ACCUMULATED OTHER COMPREHENSIVE INCOME, NET	K		3,251,109			1,548,372		4,799,481
SHARE REPURCHASED			(6,156,625)					(6,156,625)
TOTAL CONTROLLING INTEREST			45,064,483			(399,668)		44,664,815
NON-CONTROLLING INTEREST	E		6,793,278			1,835,453		8,628,731
TOTAL EQUITY			51,857,761			1,435,785		53,293,546
TOTAL LIABILITIES AND EQUITY		PS.	136,470,627		PS.	(47,595)	PS.	136,423,032

    RECONCILIATION OF THE CONDENSED CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2011 AS PREVIOUSLY REPORTED UNDER MEXICAN FRS TO IFRS:

	EXPLANATORY NOTES	AMOUNTS UNDER MEXICAN FRS		ADJUSTMENTS AND RECLASSIFICATIONS		AMOUNTS UNDER IFRS
NET SALES		PS.	62,581,541	PS.		PS.	62,581,541
COST OF SALES (EXCLUDING DEPRECIATION AND AMORTIZATION)	I		28,166,280		(33,571)		28,132,709
SELLING EXPENSES (EXCLUDING DEPRECIATION AND AMORTIZATION)	I		4,972,866		(57)		4,972,809
ADMINISTRATIVE EXPENSES (EXCLUDING DEPRECIATION AND AMORTIZATION)	I		5,190,621		(857)		5,189,764
DEPRECIATION AND AMORTIZATION	A, D		7,429,728		(68,176)		7,361,552
INCOME BEFORE OTHER EXPENSE			16,822,046		102,661		16,924,707
OTHER EXPENSE, NET			(639,966)		(11,065)		(651,031)
OPERATING INCOME			16,182,080		91,596		16,273,676
FINANCE EXPENSE, NET	C, K		(4,142,749)		(498,227)		(4,640,976)
EQUITY IN (LOSSES) INCOME OF ASSOCIATES, NET			(449,439)		121		(449,318)
INCOME BEFORE INCOME TAXES			11,589,892		(406,510)		11,183,382
INCOME TAXES	C, H		3,409,751		(183,684)		3,226,067
NET INCOME		PS.	8,180,141	PS.	(222,826)	PS.	7,957,315

NET INCOME ATTRIBUTABLE TO:
CONTROLLING INTEREST		PS.	6,889,641	PS.	(223,705)	PS.	6,665,936
NON-CONTROLLING INTEREST			1,290,500		879		1,291,379
		PS.	8,180,141	PS.	(222,826)	PS.	7,957,315

     RECONCILIATION OF THE CONDENSED CONSOLIDATED STATEMENT OF INCOME FOR THE THREE MONTHS ENDED MARCH 31, 2011 AS PREVIOUSLY REPORTED UNDER MEXICAN FRS TO IFRS:

	EXPLANATORY NOTES	AMOUNTS UNDER MEXICAN FRS		ADJUSTMENTS AND RECLASSIFICATIONS		AMOUNTS UNDER IFRS
NET SALES		PS.	13,199,613	PS.		PS.	13,199,613
COST OF SALES (EXCLUDING DEPRECIATION AND AMORTIZATION)	I		6,489,511		(22,340)		6,467,171
SELLING EXPENSES (EXCLUDING DEPRECIATION AND AMORTIZATION)	I		1,134,549		(390)		1,134,159
ADMINISTRATIVE EXPENSES (EXCLUDING DEPRECIATION AND AMORTIZATION)	I		1,252,640		5,231		1,257,871
DEPRECIATION AND AMORTIZATION	A, D		1,775,474		(17,085)		1,758,389
INCOME BEFORE OTHER EXPENSE			2,547,439		34,584		2,582,023
OTHER EXPENSE, NET			(34,873)		4,578		(30,295)
OPERATING INCOME			2,512,566		39,162		2,551,728
FINANCE EXPENSE, NET	C, K		(780,621)		(163,960)		(944,581)
EQUITY IN (LOSSES) INCOME OF ASSOCIATES, NET			(98,223)		268		(97,955)
INCOME BEFORE INCOME TAXES			1,633,722		(124,530)		1,509,192
INCOME TAXES	C, H		414,108		(36,133)		377,975
NET INCOME		PS.	1,219,614	PS.	(88,397)	PS.	1,131,217

NET INCOME ATTRIBUTABLE TO:
CONTROLLING INTEREST		PS.	870,713	PS.	(90,293)	PS.	780,420
NON-CONTROLLING INTEREST			348,901		1,896		350,797
		PS.	1,219,614	PS.	(88,397)	PS.	1,131,217

EXPLANATORY NOTES TO THE IFRS ADJUSTMENTS

(A) THE EFFECTS OF INFLATION RECOGNIZED BY THE GROUP IN INTANGIBLE ASSETS BETWEEN 1998 (THE FIRST YEAR OF TRANSITION FROM HYPERINFLATION TO INFLATION UNDER IFRS IN THE MEXICAN ECONOMY) AND 2007 (THE LAST YEAR THAT EFFECTS OF INFLATION WERE RECOGNIZED IN THE GROUP’S CONSOLIDATED FINANCIAL STATEMENTS UNDER MEXICAN FRS) AMOUNTED TO AN AGGREGATE OF PS.368,111 AT THE TRANSITION DATE. THIS AGGREGATE ADJUSTMENT WAS REFLECTED IN CONCESSIONS AND LICENSES, TRADEMARKS, TRANSMISSION RIGHTS AND PROGRAMMING, SUBSCRIBER LISTS AND OTHER INTANGIBLE ASSETS AND DEFERRED CHARGES (OTHER THAN GOODWILL). THE RESULTING DECREASED AMORTIZATION EXPENSE OF PS.623  FOR THE YEAR ENDED DECEMBER 31, 2011, AND PS.235  FOR THE THREE MONTHS ENDED MARCH 31, 2011, WAS RECOGNIZED IN CONSOLIDATED INCOME. ADJUSTMENTS TO THE CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF DECEMBER 31, 2011 ARE NET OF ACCUMULATED AMORTIZATION.

(B) THE EFFECTS OF INFLATION RECOGNIZED BY THE GROUP BETWEEN 1998 AND 2007 AS ADJUSTMENTS TO NON-MONETARY ITEMS IN FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES AND ASSOCIATES UNDER MEXICAN FRS AMOUNTED TO PS.179,983 AND PS.160,673 AS OF DECEMBER 31 AND JANUARY 1, 2011, RESPECTIVELY.

(C) THE GROUP RECOGNIZED AND MEASURED AT FAIR VALUE AT DECEMBER 31 AND JANUARY 1, 2011 AN EMBEDDED DERIVATIVE IN A HOST CONTRACT RELATED TO ITS INVESTMENT IN BMP CONVERTIBLE DEBENTURES DUE 2025, WHICH WAS NOT SEPARATED UNDER MEXICAN FRS. CHANGES IN FAIR VALUE OF THIS EMBEDDED DERIVATIVE IN THE AMOUNT OF PS.503,200  AND PS.166,500 WERE RECOGNIZED IN THE CONDENSED CONSOLIDATED STATEMENT OF INCOME UNDER IFRS AS OTHER FINANCE EXPENSE, NET, FOR THE YEAR ENDED DECEMBER 31, 2011 AND THE THREE MONTHS ENDED MARCH 31, 2011, RESPECTIVELY.

(D) IN ACCORDANCE WITH THE PROVISIONS OF IAS 16, PROPERTY, PLANT AND EQUIPMENT, AND THE EXEMPTION ALLOWED BY IFRS 1, FIRST-TIME ADOPTION OF IFRS, THE GROUP RECOGNIZED AS DEEMED COST THE FAIR VALUE OF CERTAIN REAL ESTATE PROPERTY AT JANUARY 1, 2011, AS PROVIDED BY INDEPENDENT APPRAISALS. ACCORDINGLY, THE AMOUNT OF PS.649,278 REFLECTS THE TOTAL ADJUSTMENTS MADE TO THE CARRYING VALUE OF SELECTED LAND AND BUILDINGS OWNED BY THE GROUP TO RECOGNIZE THEIR FAIR VALUE AT THE TRANSITION DATE. THE RESULTING DECREASED DEPRECIATION EXPENSE OF PS.71,094  FOR THE YEAR ENDED DECEMBER 31, 2011, AND PS.17,782  FOR THE THREE MONTHS ENDED MARCH 31, 2011, WAS RECOGNIZED IN CONSOLIDATED INCOME. THE ADJUSTMENT TO THE CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF DECEMBER 31, 2011 IS NET OF ACCUMULATED DEPRECIATION.

(E) IN ACCORDANCE WITH THE PROVISIONS OF IFRS 1, FIRST-TIME ADOPTION OF IFRS, THE GROUP ELECTED TO APPLY, BEGINNING ON JUNE 1, 2008, THE GUIDELINES OF IFRS 3 (AS REVISED IN 2008), BUSINESS COMBINATIONS, AND IAS 27 (AS AMENDED IN 2008), CONSOLIDATED AND SEPARATE FINANCIAL STATEMENTS. THE ADJUSTMENT AS OF JANUARY 1, 2011 REFLECTS THE RECOGNITION OF NON-CONTROLLING INTEREST IN ACCORDANCE WITH IFRS 3 (AS REVISED IN 2008). THIS NON-CONTROLLING INTEREST WAS ACQUIRED BY THE CONTROLLING INTEREST IN THE FIRST AND SECOND QUARTER OF 2011. AS A RESULT, NO RELATED ADJUSTMENT IS REFLECTED IN THE CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF DECEMBER 31, 2011.

(F) DEFERRED FINANCING COSTS CONSISTING PRIMARILY OF FEES AND EXPENSES INCURRED IN CONNECTION WITH THE ISSUANCE OF DEBT IN THE AMOUNT OF PS.862,214 AND PS.916,639 AS OF DECEMBER 31 AND JANUARY 1, 2011, RESPECTIVELY, ARE CLASSIFIED AS PART OF DEBT UNDER IFRS. THESE ITEMS WERE CLASSIFED AS NON-CURRENT ASSETS UNDER MEXICAN FRS.

(G) A LONG-TERM LIABILITY FOR RETIREMENT OF CERTAIN LEASEHOLD IMPROVEMENTS CLASSIFIED IN PROPERTY, PLANT AND EQUIPMENT WAS RECOGNIZED UNDER IFRS IN THE AMOUNT OF PS.62,027 AND PS.69,000 AS OF DECEMBER 31 AND JANUARY 1, 2011, RESPECTIVELY.

(H) THE DEFERRED INCOME TAXES RELATED TO THOSE TEMPORARY DIFFERENCES ARISING FROM IFRS ADJUSTMENTS MADE BY THE GROUP AT DECEMBER 31 AND JANUARY 1, 2011 AMOUNTED TO PS.40,992 AND PS.205,598, RESPECTIVELY, AND ARE PRIMARILY RELATED TO PROPERTY, PLANT AND EQUIPMENT, INTANGIBLE ASSETS, BENEFITS TO EMPLOYEES AND AVAILABLE-FOR-SALE FINANCIAL ASSETS.

(I) THE AGGREGATE ADJUSTMENTS TO RETIREMENT AND TERMINATION BENEFITS AMOUNTED TO PS.630,958 AND PS.600,728 AT DECEMBER 31 AND JANUARY 1, 2011. THESE ADJUSTMENTS TO NON-CURRENT EMPLOYEE BENEFITS WERE MADE IN ACCORDANCE WITH THE PROVISIONS OF IAS 19, EMPLOYEE BENEFITS, AND IFRS 1, FIRST-TIME ADOPTION OF IFRS, AND CONSIST PRIMARILY OF (I) THE RECLASSIFICATION TO CONSOLIDATED EQUITY OF THE OUTSTANDING BALANCE OF NET ACTUARIAL GAIN AND THE UNRECOGNIZED PRIOR SERVICE COST FOR TRANSITION LAIBILITY UNDER MEXICAN FRS; AND (II) THE WRITE-OFF OF SEVERANCE INDEMNITIES TO EMPLOYEES ACCRUED UNDER MEXICAN FRS AT JANUARY 1, 2011.

  (J) THE ADJUSTMENTS MADE TO CAPITAL STOCK AND ADDITIONAL PAID-IN-CAPITAL OF THE COMPANY AS OF JANUARY 1, 2011, TO ELIMINATE THE EFFECTS OF INFLATION RECOGNIZED UNDER MEXICAN FRS, IN THE AGGREGATE AMOUNT OF PS.5,839,497.

(K) THE ADJUSTMENTS MADE TO ACCUMULATED OTHER COMPREHENSIVE INCOME IN CONSOLIDATED EQUITY AS OF JANUARY 1, 2011, IN CONNECTION WITH THE CUMULATIVE FOREIGN CURRENCY TRANSLATION LOSS IN THE AGGREGATE AMOUNT OF PS.1,370,181, WHICH WAS CLASSIFIED TO RETAINED EARNINGS AT THE TRANSITION DATE, AND THE CHANGES IN FAIR VALUE OF AN EMBEDDED DERIVATIVE IN A HOST CONTRACT, WHICH WERE ACCOUNTED FOR IN 2011 AS OTHER FINANCE EXPENSE, NET, IN THE CONDENSED CONSOLIDATED STATEMENTS OF INCOME UNDER IFRS.

         THE CONDENSED CONSOLIDATED STATEMENTS OF INCOME UNDER IFRS INCLUDE   THE PRESENTATION OF OTHER EXPENSE, NET, AS PART OF OPERATING INCOME. UNDER MEXICAN FRS, OTHER EXPENSE, NET WAS PRESENTED AFTER OPERATING INCOME. THEREFORE, THE CONSOLIDATED OPERATING INCOME UNDER IFRS IS NOT DIRECTLY COMPARATIVE WITH CONSOLIDATED OPERATING INCOME PREVIOUSLY REPORTED UNDER MEXICAN FRS.

          THE CONDENSED CONSOLIDATED STATEMENTS OF INCOME UNDER IFRS INCLUDE THE PRESENTATION OF OTHER FINANCE EXPENSE, NET, WHICH INCLUDES PRIMARILY INCOME OR EXPENSE FROM DERIVATIVE FINANCIAL INSTRUMENTS. UNDER MEXICAN FRS, INCOME OR EXPENSE FROM DERIVATIVE FINANCIAL INSTRUMENTS WAS PRESENTED AS PART OF INTEREST EXPENSE, INTEREST INCOME OR FOREIGN EXCHANGE GAIN OR LOSS.

          THE CONDENSED CONSOLIDATED STATEMENTS OF INCOME UNDER IFRS INCLUDE THE CLASSIFICATION OF THE EMPLOYEES’ PROFIT SHARING AS PART OF OPERATING EXPENSES. UNDER MEXICAN FRS, THE EMPLOYEES’ PROFIT SHARING WAS CLASSIFIED AS PART OF OTHER EXPENSE, NET.

          THE TRANSITION FROM MEXICAN FRS TO IFRS HAD NO SIGNIFICANT IMPACT ON THE CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR  THE YEAR ENDED DECEMBER 31, 2011 AND THE THREE MONTHS ENDED MARCH 31, 2011.

INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing

			NUMBER	%	TOTAL AMOUNT
COMPANY NAME		MAIN ACTIVITIES	OF SHARES	OWNERSHIP	ACQUISITION	BOOK
					COST	VALUE
1	ARGOS COMUNICACION, S.A. DE C.V.	OPERATION AND/OR BROADCASTING OF T.V.	34,151,934	33.00	141,932	46,768
2	BROADCASTING MEDIA PARTNERS, INC.	PROMOTION AND/OR DEVELOPMENT OF COMPANIES	745,461	7.06	2,276,842	2,235,953
3	CENTROS DE CONOCIMIENTO TECNOLOGICO, S.A. DE C.V.	EDUCATION	5,317,900	15.07	55,000	19,719
4	COMUNICABLE, S.A. DE C.V.	CABLE TV TRANSMISSION	1	50.00	16,918	26,069
5	COMUNICABLE DE VALLE HERMOSO, S.A. DE C.V.	CABLE TV TRANSMISSION	1	50.00	4,019	3,018
6	DIBUJOS ANIMADOS MEXICANOS DIAMEX, S.A. DE C.V.	PRODUCTION AND DISTRIBUTION OF ANIMATED CARTOONS	1,735,560	49.00	4,384	843
7	EDITORIAL CLIO, LIBROS Y VIDEOS, S.A. DE C.V.	PUBLISHING AND PRINTING OF BOOKS AND MAGAZINES	3,227,050	30.00	32,270	9,045
8	ENDEMOL LATINO, N.A., LLC.	COMMERCIALIZATION OF TELEVISION PROGRAMMING	1	49.00	6,335	6,276
9	ENDEMOL MEXICO, S.A. DE C.V.	COMMERCIALIZATION OF TELEVISION PROGRAMMING	25,000	50.00	25	856
10	GRUPO TELECOMUNICACIONES DE ALTA CAPACIDAD, S.A.P.I.	TELECOM	54,666,667	33.33	427,000	-
11	OCESA ENTRETENIMIENTO, S.A. DE C.V.	LIVE ENTERTAINMENT IN MEXICO	14,100,000	40.00	1,062,811	820,883
12	OLLIN VFX, S.A. DE C.V.	PRODUCTION SERVICES OF T.V. AND MOVIES	34	25.30	13,333	13,333
13	TELEVISORA DEL YAQUI, S.A. DE C.V.	OPERATION AND/OR BROADCASTING OF T.V.	4,124,986	15.00	412	5,941
14	T&V S.A.S.	COMMERCIALIZATION OF TELEVISION PROGRAMMING	1,849	50.00	312	312
	TOTAL INVESTMENT IN ASSOCIATES				4,041,593	3,189,016

OBSERVATIONS:

CREDITS BREAKDOWN
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
					AMORTIZATION OF CREDITS DENOMINATED IN PESOS						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
	FOREIGN	DATE OF	AMORTIZATION	INTEREST	TIME INTERVAL						TIME INTERVAL
CREDIT TYPE / INSTITUTION	INSTITUTION	CONTRACT	DATE	RATE	CURRENT	UNTIL 1	UNTIL 2	UNTIL 3	UNTIL 4	UNTIL 5	CURRENT	UNTIL 1	UNTIL 2	UNTIL 3	UNTIL 4	UNTIL 5
	(YES/NO)				YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR
BANKS
FOREIGN TRADE
SECURED
COMMERCIAL BANKS
INBURSA, S.A.	NO	10/22/2004	4/23/2012	10.35	999,968
BANCO NACIONAL DE MÉXICO, S.A.	NO	4/20/2006	4/20/2016	8.74						2,100,000
BANCO SANTANDER , S.A.	NO	4/21/2006	4/21/2016	TIIE+24						1,400,000
AF BANREGIO, S.A. DE C.V.	NO	8/23/2010	2/16/2012	7.78	20,000
BANCO MERCANTIL DEL NORTE, S.A.	NO	2/24/2011	2/21/2016	TIIE+215			288,990	266,760	744,250
BANCO SANTANDER, S.A.	NO	3/30/2011	3/30/2016	8.12					1,996,800
BBVA BANCOMER, S.A.	NO	3/30/2011	3/30/2016	8.095					2,496,000
BANCO NACIONAL DE MÉXICO, S.A.	NO	3/25/2011	3/23/2021	9.40						399,100
BANCO NACIONAL DE MÉXICO, S.A.	NO	3/25/2011	3/23/2021	9.06						798,200
BANCO NACIONAL DE MÉXICO, S.A.	NO	3/25/2011	3/23/2018	8.77						399,143
HSBC MÉXICO, S.A.	NO	3/28/2011	3/30/2018	TIIE+117.5						2,494,444
OTHER
TOTAL BANKS					1,019,968	0	288,990	266,760	5,237,050	7,590,887	0	0	0	0	0	0
STOCK MARKET
LISTED STOCK EXCHANGE
UNSECURED
SENIOR NOTES	YES	5/9/2007	5/11/2037	8.93						4,481,753
SENIOR NOTES	NO	10/14/2010	10/1/2020	7.38						9,939,460
SENIOR NOTES	YES	5/6/2008	5/15/2018	6.31												6,363,002
SENIOR NOTES	YES	3/18/2005	3/18/2025	6.97												7,187,257
SENIOR NOTES	YES	3/11/2002	3/11/2032	8.94												3,807,315
SENIOR NOTES	YES	11/23/2009	1/15/2040	6.97												7,509,065
SECURED					0	0	0	0	0	14,421,213	0	0	0	0	0	24,866,639
PRIVATE PLACEMENTS
UNSECURED
SECURED
TOTAL STOCK MARKET
OTHER CURRENT AND NON-CURRENT LIABILITIES
WITH COST
GE CAPITAL CEF MÉXICO, S.A. DE R.L.	NO	11/24/2009	1/1/2013		15,812	6,016
HEWETT PACKARD OPERATIONS MÉXICO	NO	10/1/2009	4/1/2012		262
CSI LEASING MÉXICO, S. DE R.L.	NO	6/1/2009	8/1/2013		10,062	3,743	6,242
THE CAPITA CORPORATION DE MÉXICO	NO	12/1/2009	12/1/2012		2,680
PURE LEASING, S.A. DE C.V.	NO	10/1/2009	4/1/2012		103
CSI LEASING MÉXICO, S. DE R.L.	NO	12/1/2011	5/1/2014		93,896	32,166	94,970	9,838
ACACIA FUND, S.A. DE C.V.	NO	7/6/2010	8/6/2012			150,000
INTELSAT, LLC.	YES	9/1/2000	10/1/2012								146,746
BANCO SANTANDER CHILE	YES	12/15/2007	11/15/2022								1,773	846	3,491	3,671	3,860	31,801
IP MATRIX, S.A. DE C.V.	YES	11/1/2009	11/1/2015								9,844	3,364	13,883	14,594	8,214
TOTAL CURRENT AND NON-CURRENT LIABILITIES
WITH COST					122,815	191,925	101,212	9,838	0	0	158,363	4,210	17,374	18,265	12,074	31,801

SUPPLIERS
VARIOUS	NO	4/1/2012	31/04/2013		0	3,825,909
VARIOUS	YES	4/1/2012	31/04/2013									3,832,937
TOTAL SUPPLIERS					0	3,825,909	0	0	0	0	0	3,832,937	0	0	0	0

OTHER CURRENT AND NON-CURRENT LIABILITIES
VARIOUS	NO					22,911,523	18,787	3,000	5,800	78,645
2010 MEXICAN TAX REFORM	NO						77,233	118,419	10,135	93,292
DERIVATIVE FINANCIAL INSTRUMENTS	NO									335,551
CUSTOMER DEPOSITS AND ADVANCES	NO						657,100
VARIOUS	YES											852,650				89,400
TRANSMISION RIGTHS	YES												598,545	533,288	512,450	718,956
OTHER CURRENT AND NON-CURRENT LIABILITIES					0	22,911,523	753,120	121,419	15,935	507,488	0	852,650	598,545	533,288	512,450	808,356

TOTAL					1,142,783	26,929,357	1,143,322	398,017	5,252,985	22,519,588	158,363	4,689,797	615,919	551,553	524,524	25,706,796

NOTES

THE EXCHANGE RATES FOR THE CREDITS DENOMINATED  IN FOREIGN CURRENCY WERE AS FOLLOWS:

$12.8088	PESOS PER U.S. DOLLAR
0.0262	PESOS PER CHILEAN PESO

DOES NOT INCLUDE LIABILITIES OF TAXES PAYABLE IN FOREIGN CURRENCY AND MEXICAN PESOS (REF. 21050000 TAXES PAYABLE) OF PS.126,778 AND PS.1,088,611, RESPECTIVELY, FOR EFFECTS OF VALIDATION OF THE SYSTEM.

MONETARY FOREIGN CURRENCY POSITION
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
	DOLLARS		OTHER CURRENCIES		TOTAL
TRADE BALANCE	THOUSANDS	THOUSANDS	THOUSANDS	THOUSANDS	THOUSANDS
(THOUSANDS OF PESOS)	OF DOLLARS	OF PESOS	OF DOLLARS	OF PESOS	OF PESOS

MONETARY ASSETS	2,094,818	26,832,105	151,069	1,935,013	28,767,118

CURRENT	744,288	9,533,436	151,069	1,935,013	11,468,449

NON-CURRENT	1,350,530	17,298,669	-	-	17,298,669

LIABILITIES POSITION	2,434,654	31,184,996	92,806	1,188,734	32,373,730

CURRENT	326,768	4,185,506	61,632	789,432	4,974,938

NON-CURRENT	2,107,886	26,999,490	31,174	399,302	27,398,792

NET BALANCE	(339,836)	(4,352,891)	58,263	746,279	(3,606,612)

NOTES

THE MONETARY ASSETS INCLUDE U.S.$215,777 THOUSAND OF LONG-TERM AVAILABLE-FOR-SALE INVESTMENTS, OF WHICH FOREIGN EXCHANGE GAIN OR LOSS RELATED TO THE CHANGES IN FAIR VALUE OF THESE FINANCIAL INSTRUMENTS IS ACCOUNTED FOR AS OTHER COMPREHENSIVE INCOME.

THE EXCHANGE RATES USED FOR TRANSLATION WERE AS FOLLOWS:

PS.	12.8088	PESOS PER U.S. DOLLAR
	17.0844	PESOS PER EURO
	12.8422	PESOS PER CANADIAN DOLLAR
	2.9317	PESOS PER ARGENTINEAN PESO
	0.6548	PESOS PER URUGUAYAN PESO
	0.0262	PESOS PER CHILEAN PESO
	0.0072	PESOS PER COLOMBIAN PESO
	4.7955	PESOS PER PERUVIAN NUEVO SOL
	14.1856	PESOS PER SWISS FRANC
	2.9787	PESOS PER STRONG BOLIVAR
	7.0270	PESOS PER BRAZILIAN REAL
	20.4908	PESOS PER STERLING LIBRA
	2.0339	PESOS PER CHINESE YUAN

DEBT INSTRUMENTS
CONSOLIDATED
Final Printing

FINANCIAL RESTRICTIONS OF LONG-TERM DEBT SECURITIES

THE AGREEMENTS OF THE  U.S.$500 MILLION, U.S.$600 MILLION, U.S.$300 MILLION, PS.4,500 MILLION, AND U.S.$600 MILLION SENIOR NOTES ISSUED BY GRUPO TELEVISA, S.A.B. WITH MATURITY IN 2018, 2025, 2032, 2037 AND 2040, RESPECTIVELY, CONTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS.

THE AGREEMENT OF NOTES ("CERTIFICADOS BURSÁTILES") DUE 2020 IN THE AGGREGATE PRINCIPAL AMOUNT OF PS.10,000 MILLION, CONTAINS COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS.

COMPLIANCE OF FINANCIAL RESTRICTIONS

AT MARCH 31, 2012, THE GROUP WAS IN COMPLIANCE WITH THE FINANCIAL RESTRICTIONS OF THE CONTRACTS RELATED TO THE LONG-TERM SENIOR NOTES DESCRIBED ABOVE.

SALES DISTRIBUTION BY PRODUCT
TOTAL SALES
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
	NET SALES		MARKET	MAIN
MAIN PRODUCTS	VOLUME	AMOUNT	SHARE	TRADEMARKS	CUSTOMERS
			(%)
DOMESTIC SALES
INTERSEGMENT ELIMINATIONS		(280,749)

CONTENT:
ADVERTISING		4,463,234			GENOMMA LAB INTERNACIONAL, S.A.B. DE C.V.
					COMPAÑIA PROCTER & GAMBLE DE MÉXICO, S. DE R.L DE C.V.
					MARKETING MODELO, S.A. DE C.V.
					SABRITAS, S. DE R.L. DE C.V.
					UNILEVER DE MÉXICO, S. DE R.L. DE C.V.
					THE COCA-COLA EXPORT CORPORATION SUCURSAL EN MÉXICO
					BIMBO, S.A. DE C.V.
					MARCAS NESTLÉ, S.A. DE C.V.
					TIENDAS CHEDRAHUI, S.A. DE C.V.
					FRABEL, S.A. DE C.V.
NETWORK SUBSCRIPTION REVENUE		620,100			MEGA CABLE, S.A. DE C.V.
					CABLEMÁS TELECOMUNICACIONES, S.A. DE C.V.
					TELECABLE DEL ESTADO DE MÉXICO, S.A. DE C.V.
					TELEVICABLE DEL CENTRO, S.A. DE C.V.
LICENSING AND SYNDICATIONS		171,540			VARIOUS

PUBLISHING:
MAGAZINE CIRCULATION	8,096	131,187		TV Y NOVELAS MAGAZINE,	GENERAL PUBLIC (AUDIENCE)
				MEN´S HEALTH MAGAZINE,	DEALERS
				VANIDADES MAGAZINE	COMMERCIAL CENTERS (MALLS)
				COSMOPOLITAN MAGAZINE
				NATIONAL GEOGRAPHIC MAGAZINE
				AUTOMOVIL PANAMERICANO MAGAZINE
				TU MAGAZINE
				SOY ÁGUILA MAGAZINE
				SKY VIEW MAGAZINE
				MUY INTERESANTE MAGAZINE
				DISNEY PRINCESAS MAGAZINE
				DIBUJIN DIBUJADO NIÑAS MAGAZINE
				COCINA FÁCIL MAGAZINE
ADVERTISING		126,643			FABRICAS DE CALZADO ANDREA, S.A. DE C.V.
					FORD MOTOR COMPANY, S.A. DE C.V.
					DILTEX, S.A. DE C.V.
					BDF DE MÉXICO, S.A.
					SCA CONSUMIDOR MÉXICO, S.A. DE C.V.
					VOLKSWAGEN DE MÉXICO, S.A. DE C.V.
					LABORATORIOS LIOMONT, S.A. DE C.V.
					MARY KAY COSMETICS DE MÉXICO, S.A. DE C.V.
					COMPAÑIA PROCTER & GAMBLE DE MÉXICO, S. DE R.L. DE C.V.
OTHER INCOME		4,536			VARIOUS
SKY :
DTH BROADCAST SATELLITE		3,051,727		SKY	SUBSCRIBERS
PAY PER VIEW		40,318
CHANNEL COMMERCIALIZATION		58,106			SUAVE Y FÁCIL, S.A. DE C.V.
					MEDIA PLANNING GROUP, S.A. DE C.V.
					BBVA BANCOMER, S.A.
					BANCO NACIONAL DE MÉXICO, S.A.
CABLE AND TELECOM:
DIGITAL SERVICE		1,708,317		CABLEVISIÓN, CABLEMÁS Y TVI	SUBSCRIBERS
INTERNET SERVICES		611,462
SERVICE INSTALLATION		23,974
PAY PER VIEW		5,592
CHANNEL COMMERCIALIZATION		91,927			MULTILMEDIOS S.A. DE C.V.
					SPXTV, S.A. DE C.V.
					OPERADORA COMERCIAL DE DESARROLLO, S.A. DE C.V.
					MULTILMEDIOS TURÍSTICOS, S.A. DE C.V.
TELEPHONY		590,845
TELECOMMUNICATIONS		614,956		BESTEL	SUBSCRIBERS
OTHER		52,123
OTHER BUSINESSES:
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS		64,942			OPERADORA COMERCIAL DE DESARROLLO, S.A. DE C.V.
					OPERADORA DE CINEMAS, S.A. DE C.V.
					CINEMARK DE MÉXICO, S.A. C.V.
					CINEMAS LUMIERE, S.A. DE C.V.
					EN PANTALLA PRODUCCIONES INTERNACIONALES, S.A. DE C.V.
SPECIAL EVENTS AND SHOW PROMOTION		274,227		CLUB DE FÚTBOL AMÉRICA	GENERAL PUBLIC (AUDIENCE)
				REAL SAN LUIS , F.C.	FEDERACIÓN MEXICANA DE FÚTBOL, A.C.
				IMPULSORA DEL DEPORTIVO NECAXA
				ESTADIO AZTECA
GAMING		507,323		PLAY CITY	GENERAL PUBLIC (AUDIENCE)
				MULTIJUEGOS
ADVERTISED TIME SOLD IN RADIO		122,159			PEGASO PCS, S.A. DE C.V.
					CERVEZAS CUAUTEMOC MOCTEZUMA, S.A. DE C.V.
					PROPIMEX, S.A. DE C.V.
					TIENDAS COMERCIAL MEXICANA, S.A. DE C.V.
					GENERAL MOTORS DE MÉXICO, S. DE R.L. DE C.V.
					TIENDAS SORIANA, S.A. DE C.V.
					UNILEVER DE MÉXICO, S. DE R.L. DE C.V.
PUBLISHING DISTRIBUTION	1,818	37,911		HOLA MÉXICO MAGAZINE	VARIOUS
				EL SOLITARIO MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				ENTEPRENEUR MAGAZINE	DEALERS
				REVISTA DEL CONSUMIDOR MAGAZINE	COMMERCIAL CENTERS (MALLS)
				MINIREVISTA MINA MAGAZINE
				MAESTRA PREESCOLAR MAGAZINE

EXPORT SALES
CONTENT:
ADVERTISING		32,502			INITIATIVE MEDIA, INC.
					HORIZON MEDIA
					GROUP MOTION
					ZENITHGPE
NETWORK SUBSCRIPTION REVENUE		122,587			GALAXY ENTERTAINMENT DE VZLA, C.A. DIRECTV
					DIRECTV ARGENTINA SOCIEDAD ANONIMA
					INTERESES EN EL ITSMO, S.A. DE C.V.
					BBC WORLDWIDE LTD
					AMNET CABLE COSTA RICA, S.A.

LICENSING AND SYNDICATIONS		1,022,791		TELEVISA	NETFLIX, INC
				TELEVISA	TVSB 4 DE SAO PAULO, S.A.
				TELEVISA	COMPAÑIA PERUANA DE RADIODIFUSIÓN, S.A.
				TELEVISA	CORPORACIÓN VENEZOLANA DE TELEVISIÓN, S.A.
				TELEVISA	RCN TELEVISION, S.A.
OTHER BUSINESSES:
SPECIAL EVENTS AND SHOW PROMOTION		44,317		REAL SAN LUIS, F.C.
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS		4,987			NETFLIX, INC

INTERSEGMENT ELIMINATIONS		(2,174)

SALES OF SUBSIDIARIES ABROAD
CONTENT:
ADVERTISING		37,368			INITIATIVE MEDIA, INC.
					HORIZON MEDIA
					GROUP MOTION
					ZENITHGPE
PUBLISHING:
MAGAZINE CIRCULATION	12,492	237,222		T.V. Y NOVELAS MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				GENTE MAGAZINE	DEALERS
				PAPARAZZI MAGAZINE	COMMERCIAL CENTERS (MALLS)
				VANIDADES MAGAZINE
				COSMOPOLITAN MAGAZINE
				TÚ MAGAZINE
				BILINKEN MAGAZINE
				PARA TI MAGAZINE
				CONDORITO MAGAZINE
ADVERTISING		196,035			UNIVERSAL MCCANN SERVICIOS DE MEDIOS LTDA
					PUBLICIS GROUPE MEDIA, S.A.
					UNILEVER CHILE, S.A.
					IPG MEDIABRANDS, S.A.
SKY:
DTH BROADCAST SATELLITE		236,543		SKY	SUBSCRIBERS
CABLE AND TELECOM:
TELECOMMUNICATIONS		71,909		BESTEL	SUBSCRIBERS
OTHER BUSINESS:
PUBLISHING DISTRIBUTION:	2,712	61,121		SELECCIONES MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				MAGALY TV MAGAZINE	DEALERS
				COLECCIÓN ASTERIX MAGAZINE	COMMERCIAL CENTERS (MALLS)
				PUNTO Y MODA MAGAZINE
				HOLA MAGAZINE
				EL FEDERAL MAGAZINE
				PUZZLE CRUCI MAGAZINE
				HELLO KITTY MAGAZINE
INTERSEGMENT ELIMINATIONS		(961)

TOTAL	25,118	15,156,647

ANALYSIS OF PAID CAPITAL STOCK
CHARACTERISTIC OF THE SHARES

CONSOLIDATED
Final Printing
	NOMINAL	VALID	NUMBER OF SHARES				CAPITAL STOCK
SERIES	VALUE	COUPON	FIXED	VARIABLE		FREE
	(PS.)		PORTION	PORTION	MEXICAN	SUBSCRIPTION	FIXED	VARIABLE
A	0.00000	0	112,730,912,340	0	112,730,912,340	0	855,139	0
B	0.00000	0	52,297,674,307	0	52,297,674,307	0	411,853	0
D	0.00000	0	83,200,787,266	0	83,200,787,266	0	629,413	0
L	0.00000	0	83,200,787,266	0	0	83,200,787,266	629,413	0
TOTAL			331,430,161,179	0	248,229,373,913	83,200,787,266	2,525,818	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID CAPITAL STOCK ON THE DATE OF THE INFORMATION:	331,430,161,179

NOTES:

THE TABLE ABOVE REFLECTS OUTSTANDING SHARES PLUS THE SHARES REPURCHASED REPRESENT THE TOTAL NUMBER OF SHARES ISSUED. SEE NOTE 5 TO CONSOLIDATED FINANCIAL STATEMENTS.

FINANCIAL STATEMENT NOTES

CONSOLIDATED
Final Printing

11060060: AS OF MARCH 31, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011, INCLUDES TRANSMISSION RIGHTS AND PROGRAMMING FOR PS.4,460,365, PS.4,178,945 AND PS.4,004,415, RESPECTIVELY.

12080050: AS OF MARCH 31, 2012, DECEMBER 31, 2011 AND JANUARY 1, 2011, INCLUDES TRANSMISSION RIGHTS AND PROGRAMMING FOR PS.7,483,716, PS.6,793,151, AND PS.5,579,497, RESPECTIVELY.

91000010: AT MARCH 2012 DOESN'T INCLUDE TAX LIABILITIES IN FOREIGN CURRENCY FOR PS.126,778 (SEE ATTACHED BREAK DOWN OF CREDITS)

ACUM40180000: THIS INFORMATION IS RELATED TO EARNINGS PER CPO. THE CPOS ARE THE SECURITIES TRADED IN THE MEXICAN STOCK EXCHANGE.

ACUM40190000: THIS INFORMATION IS RELATED TO EARNINGS PER CPO. THE CPOS ARE THE SECURITIES TRADED IN THE MEXICAN STOCK EXCHANGE.

40180000: THIS INFORMATION IS RELATED TO EARNINGS PER CPO. THE CPOS ARE THE SECURITIES TRADED IN THE MEXICAN STOCK EXCHANGE.

40190000: THIS INFORMATION IS RELATED TO EARNINGS PER CPO. THE CPOS ARE THE SECURITIES TRADED IN THE MEXICAN STOCK EXCHANGE.

THE REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANCIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

EXHIBIT 1
TO THE ELECTRONIC FORM TITLED “PREPARATION, FILING, DELIVERY
AND DISCLOSURE OF QUARTERLY ECONOMIC, ACCOUNTING AND
ADMINISTRATIVE INFORMATION BY ISSUERS”
III. QUALITATIVE AND QUANTITATIVE INFORMATION

i.           Management’s discussion of the policies concerning the use of financial derivative instruments, and explanation as to whether such policies permit the  use of said instruments solely for hedging or also for trading or other purposes.  The discussion must include a general description of the objectives sought in the execution of financial derivative transactions; the relevant instruments; the  hedging or trading strategies implemented in connection therewith; the relevant  trading markets; the eligible counterparties; the policies for the appointment of calculation or valuation agents; the principal terms and conditions of the relevant contracts; the policies as to margins, collateral and lines of credit; the  authorization process and levels of authorization required by type of transaction  (e.g., full hedging, partial hedging, speculation), stating whether the transactions  were previously approved by the committee(s) responsible for the development of corporate and auditing practices; the internal control procedures applicable to  the management of the market and liquidity risks associated with the positions;  and the existence of an independent third party responsible for the review of such  procedures and, as the case may be, the observations raised or deficiencies  identified by such third party. If applicable, provide information concerning the composition of the overall risk management committee, its operating rules, and  the existence of an overall risk management manual.

Management’s discussion of the policies concerning the use of financial derivative instruments, and explanation as to whether such policies permit the use of said instruments solely for hedging or also for trading or other purposes.

In accordance with the policies and procedures implemented by the Finance and Risk area and the Vice President and Corporate Controller, along with the Vice President of Internal Audit, the Company has entered into certain financial derivative transactions for hedging purposes in both the Mexican and international markets so as to manage its exposure to the market risks associated with the changes in interest and foreign exchange rates and inflation. In addition, the Company’s Investments Committee has established guidelines for the investment in structured notes or deposits associated with other derivatives, which by their nature may be considered as derivative transactions for trading purposes. It should be noted that in the first quarter of 2012, no such financial derivatives were outstanding. Pursuant to the provisions of Bulletin C-10 of the Financial Reporting Standards issued by the Mexican Financial Reporting Standards Board, certain financial derivative transactions originally intended to serve as a hedge and in effect until March 31st, 2012, are not within the scope of hedge accounting as specified in such Bulletin and, consequently, are recognized in the accounting based on the standards included in the aforementioned Bulletin.

General description of the objectives sought in the execution of financial derivative transactions; the relevant instruments; the hedging or trading strategies implemented in connection therewith; the relevant trading markets; the eligible counterparties; the policies for the appointment of calculation or valuation agents; the principal terms and conditions of the relevant contracts; the policies as to margins, collateral and lines of credit; the authorization process and levels of authorization required by type of transaction (e.g., full hedging, partial hedging, speculation), stating whether the transactions were previously approved by the committee(s) responsible for the development of corporate and auditing practices; the internal control procedures applicable to the management of the market and liquidity risks associated with the positions; and the existence of an independent third party responsible for the review of such procedures and, as the case may be, the observations raised or deficiencies identified by such third party.

The Company’s principal objective when entering into financial derivative transactions is to mitigate the effects of unforeseen changes in interest and foreign exchange rates and inflation, so as to reduce the volatility in its results and cash flows as a result of such changes.

The Company monitors its exposure to the interest rate risk by: (i) assessing the difference between the interest rates applicable to its debt and temporary investments, and the prevailing market rates for similar instruments; (ii) reviewing its cash flow requirements and financial ratios (interest coverage); (iii) assessing the actual and budgeted-for trends in the principal markets; and (iv) assessing the prevailing industry practices and other similar companies. This approach enables the Company to determine the optimum mix between fixed- and variable-rate interest for its debt.

Foreign exchange risk is monitored by assessing the Company’s monetary position in U.S. dollars and its budgeted cash flow requirements for investments anticipated to be denominated in U.S. dollars and the service of its U.S. dollar-denominated debt.

Financial derivative transactions are reported from time to time to the Audit and Corporate Practices Committee.

The Company has entered into master derivatives agreements with both domestic and foreign financial institutions, that are internationally recognized institutions with which the Company, from time to time, has entered into financial transactions involving corporate and investment banking, as well as treasury services. The form agreement used in connection with financial derivatives transactions with foreign financial institutions is the Master Agreement published by the International Swaps and Derivatives Association, Inc. (“ISDA”) and with local institutions is the Master Agreement published by ISDA and the form agreement recommended by Banco de México. In both cases, the main terms and conditions are standard for these types of transactions and include mechanisms for the appointment of calculation or valuation agents.

In addition, the Company enters into standard guaranty agreements that set forth the margins, collateral and lines of credit applicable in each instance. These agreements establish the credit limits granted by the financial institutions with whom the Company enters into master financial derivative agreements, which specify the margin implications in the case of potential negative changes in the market value of its open financial derivative positions. Pursuant to the agreements entered into by the Company, financial institutions are entitled to make margin calls if certain thresholds are exceeded. In the event of a change in the credit rating issued to the Company by a recognized credit rating agency, the credit limit granted by each counterparty would be modified.

As of the date hereof, the Company has never experienced a margin call with respect to its financial derivative transactions.

In compliance with its risk management objectives and hedging strategies, the Company generally utilizes the following financial derivative transactions:

1.	Cross-currency interest rate swaps (i.e., coupon swaps);

2.	Interest rate and inflation-indexed swaps;

3.	Cross-currency principal and interest rate swaps;

4.	Swaptions;

5.	Forward exchange rate contracts;

6.	FX options;

7.	Interest Rate Caps and Floors contracts;

8.	Fixed-price contracts for the acquisition of government securities (i.e., Treasury locks); and

9.	Credit Default Swaps.

The strategies for the acquisition of financial derivatives transactions are approved by the Risk Management Committee in accordance with the Policies and Objectives for the Use of Financial Derivatives.

During the quarter from January to March 2012, there were no defaults or margin calls under the aforementioned financial derivative transactions.

The Company monitors on a weekly basis the flows generated by the fair market value of and the potential for margin calls under its open financial derivative transactions. The calculation or valuation agent designated in the relevant Master Agreement, which is always the counterparty, issues monthly reports as to the fair market value of the Company’s open positions.

The Risk Management area is responsible for measuring, at least once a month, the Company’s exposure to the financial market risks associated with its financings and investments, and for submitting a report with respect to the Company’s risk position and the valuation of its financial derivatives to the Finance Committee on a monthly basis, and to the Risk Management Committee on a quarterly basis. The Company monitors the credit rating assigned to its counterparties in its outstanding financial derivative transactions on a regular basis.

The office of the Comptroller is responsible for the validation of the Company’s accounting records as related to its financial derivative transactions, based upon the confirmations received from the relevant financial intermediaries, and for obtaining from such intermediaries, on a monthly basis, confirmations or account statements supporting the market valuation of its open financial derivative positions.

As a part of the yearly audit on the Company, the aforementioned procedures are reviewed by the Company’s external auditors. As of the date hereof, the Company’s auditors have not raised any observation or identified any deficiency therein.

Information concerning the composition of the overall risk management committee, its operating rules, and the existence of an overall risk management manual.

The Company has a Risk Management Committee, which is responsible for monitoring the Company’s risk management activities and approving the hedging strategies used to mitigate the financial market risks to which the Company is exposed. The assessment and hedging of the financial market risks are subject to the policies and procedures applicable to the Company’s Risk Management Committee, the Finance and Risk Management areas and the Comptroller that form the Risk Management Manual of the Company. In general terms, the Risk Management Committee is comprised of members of the Corporate Management, Corporate Comptroller, Tax Control and Advice, Information to the Stock Exchange, Finance and Risk, Legal, Administration and Finance, Financial Planning and Corporate Finance areas.

ii.  General description of the valuation methods, indicating whether the instruments are valued at cost or at their fair value pursuant to the applicable  accounting principles, the relevant reference valuation methods and techniques,  and the events taken into consideration. Describe the policies for and frequency  of the valuation, as well as the actions taken in light of the values obtained  therefrom. Clarify whether the valuation is performed by an independent third  party, and indicate if such third party is the structurer, seller or counterparty of the  financial instrument. As with respect to financial derivative transactions for hedging purposes, explain the method used to determine the effectiveness thereof and indicate the level of coverage provided thereby.

The Company values its financial derivative instruments based upon the standard models and calculators provided by recognized market makers. In addition, the Company uses the relevant market variables available from online sources. The financial derivative instruments are valued at a reasonable value pursuant to the applicable accounting provisions.

In the majority of cases, the valuation at a reasonable value is carried out on a monthly basis based on valuations of the counterparties and the verification of such reasonable value with internal valuations prepared by the Risk Management area of the Company. Accounting wise, the valuation of the counterparty is registered.

The Company performs its valuations without the participation of any independent third party.

The method used by the Company to determine the effectiveness of an instrument depends on the hedging strategy and on whether the relevant transaction is intended as a fair-value hedge or a cash-flow hedge. The Company’s methods take into consideration the prospective cash flows generated by or the changes in the fair value of the financial derivative, and the cash flows generated by or the changes in the fair value of the underlying position that it seeks to hedge to determine, in each case, the hedging ratio.

iii.           Management’s discussion of the internal and external sources of liquidity that could be used to satisfy the Company’s requirements in connection with its financial derivatives.

As of the date hereof, the Company’s management has not discussed internal and external sources of liquidity so as to satisfy its requirements in connection with its financial derivatives since, based upon the aggregate amount of the Company’s financial derivative transactions, management is of the opinion that the Company’s significant positions of cash, cash equivalents and temporary investments, and the substantial cash flows generated by the Company, would enable the Company to respond adequately to any such requirements.

iv.           Explanation as to any change in the issuer’s exposure to the principal risks identified thereby and in their management, and any contingency or event known  to or anticipated by the issuer’s management, which could affect any future report. Description of any circumstance or event, such as any change in the  value of the underlying assets or reference variables, resulting in a financial  derivative being used other than as originally intended, or substantially altering its structure, or resulting in the partial or total loss of the hedge, thereby forcing the  Issuer to assume new obligations, commitments or changes in its cash flows in a  manner that affects its liquidity (e.g., margin calls). Description of the impact of such financial derivative transactions on the issuer’s results or cash flows.  Description and number of financial derivatives maturing during the quarter, any closed positions and, if applicable, number and amount of margin calls  experienced during the quarter. Disclosure as to any default under the relevant contracts.

Changes in the Company’s exposure to the principal risks identified thereby and in their management, and contingencies or events known to or anticipated by the Company’s management, which could affect any future report.

Since a significant portion of the Company’s debt and costs are denominated in U.S. dollars, while its revenues are primarily denominated in Mexican pesos, depreciation in the value of the Mexican peso against the U.S. dollar and any future depreciation could have a negative effect on the Company’s results due to exchange rate losses. However, the significant amount of U.S. dollars in the Company’s treasury, and the hedging strategies adopted by the Company in recent years, have enabled it to avoid significant foreign exchange losses.

Circumstances or events, such as changes in the value of the underlying assets or reference variables, resulting in a financial derivative being used other than as originally intended, or substantially altering its structure, or resulting in the partial or total loss of the hedge, thereby forcing the Company to assume new obligations, commitments or changes in its cash flows in a manner that affects its liquidity (e.g., margin calls). Description of the impact of such financial derivative transactions on the Company’s results or cash flows.

As of the date hereof, no circumstance or event has given rise to a significant change in the structure of a financial derivative transaction, caused it to be used other than as originally intended, or resulted in a partial or total loss of the relevant hedge requiring that the Company assume new obligations, commitments or variations in its cash flow such that its liquidity is affected.

Description and number of financial derivatives maturing during the quarter, any closed positions and, if applicable, number and amount of margin calls experienced during the quarter. Disclosure as to any default under the relevant contracts.

1.
During the relevant quarter, three "Coupon Swap" agreements through which Grupo Televisa, S.A.B. ("Televisa") exchanged the payment of coupons denominated in U.S. Dollars for a notional amount of U.S.$1,500,000,000.00 (One Billion Five Hundred Million Dollars 00/100) of the Bonds maturing in 2025, 2032 and 2040 for coupons in Mexican Pesos for such notional amount in Pesos, expired. These instruments were entered into in January 2011 and the flows were realized in January and March 2012, the  date which such instruments expired.

Likewise there were no defaults or margin calls under financial derivative transactions.

v.             Quantitative Information. Attached hereto as Table 1 is a summary of the financial derivative instruments purchased by Televisa, Corporación Novavisión, S. de R.L. de C.V. and Televisión Internacional, S.A. de C.V., whose aggregate fair value represents or could represent one of the reference percentages set forth in Section III (v) of the Official Communication.

IV. SENSITIVITY ANALYSIS

Considering that the Company has entered into financial derivative transactions for hedging purposes, and given the low amount of the financial derivative instruments that proved ineffective as a hedge, the Company has determined that such transactions are not material and, accordingly, the sensitivity analysis referred to in Section IV of the Official Communication is not applicable.

In those cases where the derivative instruments of the Company are for hedging purposes, for a material amount and where the effectiveness measures were sufficient, the measures are justified when the standard deviation of the changes in cash flow as a result of changes in the variables of exchange rate and interest rates of the derivative instruments used jointly with the underlying position is lower than the standard deviation of the changes in cash flow of the underlying position valued in pesos and the effective measures are defined by the correlation coefficient between both positions for the effective measures to be sufficient.

TABLE 1
GRUPO TELEVISA, S.A.B.
Summary of Financial Derivative Instruments as of
March 31, 2012
(In thousands of pesos/dollars)

Type of Derivative, Securities or Contract	Purpose (e.g., hedging, trading or other)	Notional Amount/Face Value	Value of the Underlying Asset/ Reference Variable		Fair Value		Maturing per Year	Collateral/ Lines of Credit/ Securities Pledged
			Current Quarter	Previous Quarter(5)	Current Quarter D(H) (4)	Previous Quarter D(H) (5)
Coupon Swaps (1)	Hedging	Ps. 25,025,700 / $2,000,000	$2,000,000 6.00% / 8.50%	$2,000,000 6.00% / 8.50%	7,847	94,730	Semiannual interest 2012	Does not exist (6)
Interest Rate Swap (2)	Hedging	Ps. 1,400,000	TIIE 28 days + 24bps / 8.415%	TIIE 28 days + 24bps / 8.415%	(145,316)	(138,599)	Monthly interest 2012-2016	Does not exist (6)
Interest Rate Swap (1)	Hedging	Ps. 2,500,000	TIIE 28 days / 7.4325%	TIIE 28 days / 7.4325%	(190,235)	(172,005)	Monthly interest 2012-2018	Does not exist (6)
FX Options (1)	Hedging	USD 337,500	USD 337,500	USD 337,500	20,945	50,279	2012 - 2014	Does not exist (6)
Forward (3)	Hedging	$500,000	TIIE 28 DAYS / 5.0500%	-	3,127	-	Monthly Interest 2012-2016	Does not exist (6)
				Total	(303,632)	(165,595)

(1)	Acquired by Grupo Televisa, S.A.B.
(2)	Acquired by Corporación Novavisión, S. de R.L. de C.V.
(3)	Acquired by Televisión Internacional, S.A. de C.V.
(4)	The aggregate amount of the derivatives reflected in the consolidated balance sheet of Grupo Televisa, S.A.B. as March 31, 2012, included in the relevant SIFIC, is as follows:

11060020	FINANCIAL DERIVATIVE INSTRUMENTS	Ps.	12,167
12080010	FINANCIAL DERIVATIVE INSTRUMENTS		19,752
22050010	FINANCIAL DERIVATIVE INSTRUMENTS		(335,551)

		Ps.	(303,632)

The financial derivatives shown in the above table are those whose aggregate value could represent 5% of the consolidated assets, liabilities or capital, or 3% of the consolidated sales, of Grupo Televisa, S.A.B., for the most recent quarter.

(5)	Information for the fourth quarter of 2011.
(6)	Applies only to implicit financing in the ISDA ancillary agreements identified as “Credit Support Annex”.

STOCK EXCHANGE CODE: TLEVISA                                                   QUARTER: 01          YEAR: 2012
GRUPO TELEVISA, S.A.B.

DECLARATION OF THE REGISTRANT´S OFFICERS, RESPONSIBLE FOR THE INFORMATION.

WE HEREBY DECLARE THAT, TO THE EXTENT OF OUR FUNCTIONS, WE PREPARED THE INFORMATION RELATED TO THE REGISTRANT CONTAINED IN THIS QUARTERLY REPORT, AND BASED ON OUR KNOWLEDGE, THIS INFORMATION FAIRLY PRESENTS THE  REGISTRANT´S CONDITION. WE ALSO DECLARE THAT WE ARE NOT AWARE  OF ANY RELEVANT INFORMATION THAT HAS BEEN OMITTED OR UNTRUE IN THIS QUARTERLY REPORT, OR INFORMATION CONTAINED IN SUCH REPORT THAT MAY BE MISLEADING TO INVESTORS.

/s/ EMILIO AZCÁRRAGA JEAN PRESIDENT AND CHIEF EXECUTIVE OFFICER	/s/ SALVI FOLCH VIADERO CHIEF FINANCIAL OFFICER

/s/ JOAQUÍN BALCÁRCEL SANTA CRUZ
VICE PRESIDENT - LEGAL AND
GENERAL COUNSEL

MÉXICO, D.F., APRIL 26, 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: May 2, 2012	By:	/s/ Joaquín Balcárcel Santa Cruz
		Name:	Joaquín Balcárcel Santa Cruz
		Title:	General Counsel